ANNUAL REPORT 2023

The World Is Run By People Who Show Up. Be That Person. comstock.com/weshowup Never underestimate the value of your presence. You make a difference in your community and the world around you when you SHOW UP. Whatever you aspire to do, remember, be seen, be heard, be remarkable.

Our Company

Founded in 1985, Comstock is a leading asset manager, developer, and operator of mixed-use and transit-oriented properties in the Washington, D.C. region.

With a managed portfolio comprising approximately 10 million square feet of stabilized, under construction, and planned assets that are strategically located at key Metro stations, Comstock is at the forefront of the urban transformation taking place in one of the nation's best real estate markets. Comstock's developments include some of the largest and most prominent mixed-use and transit-oriented projects in the mid-Atlantic region, as well as multiple large-scale public-private partnership developments. We have become the area's premier real estate service company by creating extraordinary places, delivering exceptional experiences, and generating excellent results for all stakeholders.

FY 2023 HIGHLIGHTS

$44.7M REVENUE

$10.4M ADJUSTED EBITDA

$9.0M OPERATING CASH FLOW

MANAGED PORTFOLIO

49 PROPERTIES

Commercial
2.0M SQUARE FEET
92% LEASED

Residential
1.8M SQUARE FEET
97% LEASED

Parking
30 GARAGES
18K+ SPACES

AT FULL BUILD-OUT

68 PROPERTIES

~10M SQUARE FEET

$5B+ VALUE

Why Comstock

EXPERTISE

We provide a broad suite of asset management, property management, development and construction management, and other real estate-related services to our asset-owning clients. We specialize in supporting the seamless integration of residential, commercial, and retail offerings into vibrant communities, including Reston Station and Loudoun Station, which are among the region's largest and most prominent mixed-use, transit-oriented developments.

INNOVATION

Our fee-based, asset-light, and substantially debt-free business model allows us to substantially mitigate risks that are typically associated with real estate development and operation. We have developed a streamlined business platform on which we can (i) produce consistent, positive financial results, (ii) mature and expand our real estate service offerings, (iii) diversify and grow our managed portfolio of assets, both organically and through additional third-party relationships, (iv) pursue strategic investments and complimentary acquisitions, and (v) deliver exceptional value to our shareholders.

CULTURE

We distinguish ourselves from industry peers through an established standard of excellence that extends from who we hire to how we deliver our broad suite of real estate services. We are able maintain this high standard because **We Show Up** – every day, in person, in a collaborative environment that is structured to deliver on our mission to make a difference for our customers, our stakeholders, and in the communities that we serve.

2023 ANNUAL REPORT 3

To Our Shareholders

I am thrilled to share our successful results from fiscal 2023, the first full year following the transformation of our business platform that began back in 2018 and that was completed in 2022 through a series of significant transactions to streamline our balance sheet, enhance our capital structure, and maximize the potential of our fee-based revenue streams.

Our 2023 financial results speak to the strength and stability of our fee-based, asset-light, debt-free business model, most clearly evidenced by the double-digit growth across multiple key financial metrics, including:

$44.7M
TOP LINE REVENUE
(~14% GROWTH VS. PY)

$9.2M
OPERATING INCOME
(~15% GROWTH VS. PY)

$7.8M
NET INCOME
(~43% GROWTH IN Q423 VS. PY)

$10.4M
ADJUSTED EBITDA
(~16% GROWTH VS. PY)

$18.8M
CASH AND CASH EQUIVALENTS
(~60% GROWTH VS. PY)

Most notable has been the consistency of our growth engine, as we achieved higher comparative quarterly revenue for the 14th consecutive quarter in Q4 2023. In 2023, all three of our operating subsidiaries were once again profitable. Each of these are trends we fully expect will continue into 2024 and beyond.

I am proud to share that our success is no accident; it is a direct testament to a multitude of factors that together have steadily grown Comstock into the premier real estate services provider that we are today, including:

1) **Our Business Model**
We operate our business in a way that allows us to substantially mitigate risks that are typically associated with real estate development and operation. In 2023 alone, we generated $9 million in cash from operations. Our streamlined, yet strong balance sheet provides us with the flexibility to easily pursue additional growth opportunities, including value-add investments stemming from market disruptions that would compliment our existing managed portfolio.

2) **Our Assets**
We maintain a robust managed portfolio of high-quality, sought-after operating assets that includes two of the largest and most prominent mixed-use, transit-oriented developments in the mid-Atlantic region, Reston Station and Loudoun Station. We benefit from the flight-to-quality trend that is currently pervasive in the Washington, D.C., region, as evidenced by our ability to maintain well-above average lease percentages of 90% or more in both our commercial and residential portfolios. Complementing our core of strong commercial and residential portfolio assets continues to be the exponential growth of our ParkX team, who in 2023 saw a 36% growth in AUM that included multiple new third-party locations.

4 COMSTOCK HOLDING COMPANIES, INC.

3) **Our People**

We are privileged to have a seasoned management team with decades of experience, leading a talented workforce of real estate professionals dedicated to excellence. Our approach to doing business is firmly rooted in a unique culture that distinguishes us from our industry peers and relies on a commitment to work together – every day, in person, to drive a standard of excellence that we consider to be our baseline. *We Show Up* every day because we believe that showing up makes a difference for our customers, our stakeholders, and in the communities that we serve. To learn more about Comstock's culture, please visit www.Comstock.com/WeShowUp.



Our 2023 achievements expanded our baseline potential and provided clear visibility to future revenue and income growth, and I am excited to share that our next significant phase of growth is imminent. Over the next 12 to 24 months, we anticipate the delivery of the following operating assets in The Row at Reston Station that will further enhance our growth trajectory:

- 3 commercial assets representing approximately 600,000 square feet;
- A BLVD-branded residential asset with 420 units representing approximately 430,000 square feet;
- Virginia's first JW Marriott-branded hotel/condominium with 243 keys and 95 residential units representing a total of approximately 520,000 square feet; and
- 2 commercial parking garages with approximately 2,900 spaces.

Included in the above are multiple premium, one-of-a-kind retail offerings such as Ebbitt House, the first-ever expansion of the iconic D.C. restaurant brand Old Ebbitt Grill, a flagship VIDA Fitness health and wellness facility, and the D.C. region's first PuttShack indoor golf and dining entertainment venue. This next phase of development will solidify Reston Station's presence as one of the most sought-after and premier mixed-use, transit-oriented neighborhoods in the greater Washington, D.C., region. In addition, we continue to grow our robust pipeline of development assets, further positioning us for sustainable, long-term success.

As we continue our ongoing expansion, we remain committed to doing so responsibly. In 2023, we rolled out multiple rational and accretive green initiatives at our managed properties and hosted multiple community-based events to benefit the workers, residents, and visitors of the vibrant neighborhoods that we serve. A full summary of the progress we have made in our various environmental, social, and governance programs can be found in the 2023 ESG Report that is hosted on our corporate website.

Comstock enters 2024 with exciting prospects as we venture forward. Our ability to thrive in today's complex commercial real estate sector underscores our potential for continued growth and highlights the capabilities and commitment of our team of real estate services professionals that have fully embraced our *We Show Up* mentality. While the COVID-19 pandemic may have changed how many view the commercial real estate industry as a whole, what distinguishes us from many of our peers continues to be our heartfelt commitment to create extraordinary places and provide exceptional experiences for our tenants and third-party stakeholders who live, work, and play at the assets we manage.

I would like to thank our team and our clients for a stellar 2023, and express my sincere appreciation to the investment community as we continue to drive Comstock to reach its full potential.

Sincerely,



Christopher Clemente
Chairman & Chief Executive Officer

2023 ANNUAL REPORT **5**

COMSTOCK HOLDING COMPANIES, INC.6 continued expansion of our assets under management. Key Performance Metrics¹ FY 2023 FY 2022 Revenue $44,721 $39,313 Income from Operations $9,164 Net Income $7,784 $7,728 $10,423 $8,994 Net Income per share — diluted $0.77 $1.02 49 41 Our Results

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number 001-32375

Comstock Holding Companies, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	**20-1164345** (I.R.S. Employer Identification No.)
1900 Reston Metro Plaza, 10th Floor **Reston, VA** (Address of principal executive offices)	**20190** (Zip Code)

Registrant's telephone number, including area code: **(703) 230-1985**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value	**CHCI**	**Nasdaq Capital Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The Nasdaq Capital Market on June 30, 2023, was $11,911,378.

The number of shares of registrant's common stock outstanding as of February 29, 2024, was 9,585,910 (Class A) and 220,250 (Class B).

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) will be incorporated by reference from the registrant's definitive proxy statement for its 2024 Annual Meeting of Stockholders, which will be filed pursuant to Regulation 14A with the United States Securities and Exchange Commission ("SEC") within 120 days after the end of the fiscal year to which this report relates.

COMSTOCK HOLDING COMPANIES, INC.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2023

TABLE OF CONTENTS

PART I		1
Item 1.	Business	1
Item 1B.	Unresolved Staff Comments	8
Item 1C.	Cybersecurity	8
Item 2.	Properties	9
Item 3.	Legal Proceedings	9
Item 4.	Mine Safety Disclosures	9
PART II		10
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	10
Item 6.	[Reserved]	10
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	11
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	18
Item 8.	Financial Statements and Supplementary Data	19
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	18
Item 9A.	Controls and Procedures	18
Item 9B.	Other Information	18
PART III		19
PART IV		20
Item 15.	Exhibit and Financial Statement Schedules	20
Item 16.	10-K Summary	22
SIGNATURES		23

[THIS PAGE INTENTIONALLY LEFT BLANK]

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Certain matters disclosed in this Annual Report on Form 10-K may include forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will be,” “will continue,” “will likely result,” “would,” and other words and terms of similar meaning in conjunction with a discussion of future operations or financial performance. These forward-looking statements are based on current management expectations, which are subject to inherent risks and uncertainties that may cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. The Company acknowledges the importance of communicating future expectations to investors, however future events and circumstances are not always able to be accurately predicted or controlled. When considering forward-looking statements, investors should keep in mind the risks and uncertainties that may cause actual results to differ materially from the expectations described, and consequently should place no undue reliance on any of these statements. There are several factors that may affect the Company or the real estate industry as a whole which could impact the accuracy of forward-looking statements, including, but not limited to: general economic and market conditions, including inflation and interest rate levels; changes in real estate markets; inherent risks of investment in real estate; the ability to attract and retain customers; the ability to compete in the markets in which the Company operates; regulatory actions; fluctuations in operating results; shortages and increased costs of labor or materials; adverse weather conditions and natural disasters; public health emergencies; the ability to raise debt and equity capital and grow operations on a profitable basis; and continuing relationships with affiliates. Forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required under federal securities laws and the rules and regulations of the Securities and Exchange Commission ("SEC"), the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Annual Report on Form 10-K, whether as a result of new information, future events, or otherwise, except as required by law.

PART I Item 1. Business As used herein, "Comstock", "CHCI", "the Company," "we," "us," "our," and similar terms are referring to Comstock Holding Companies, Inc. and its subsidiaries, unless the context indicates otherwise. Overview Comstock is a leading asset manager, developer, and operator of mixed-use and transit-oriented properties in the Washington, D.C. region. We have become the area’s premier real estate service company by creating extraordinary places, delivering exceptional experiences, and generating excellent results for all stakeholders. Since 1985, we have acquired, developed, operated, and sold millions of square feet of residential, commercial, and mixed-use properties. Our industry expertise and commitment to excellence enable us to consistently deliver best-in-class services across the diverse assets in our managed portfolio. We specialize in supporting the seamless integration of residential, commercial, and retail offerings into vibrant mixed-use communities, exemplified by Reston Station and Loudoun Station, two assets in our Anchor Portfolio that are among the region's largest and most prominent mixed-use, transit-oriented developments. We maintain a market-leading position in Northern Virginia's Dulles Corridor, which is undergoing an urban transformation as a result of the creation and expansion of Metro's Silver Line, which connects Loudoun County and Dulles International Airport to Reston, Tysons, Washington, D.C., and suburban Maryland. We provide a broad suite of asset management, property management, development and construction management, and other real estate-related services to our asset-owning clients, composed primarily of institutional real estate investors, high net worth family offices, financial institutions, and governmental bodies seeking to enhance their surrounding communities by developing real estate they own through public-private partnerships. We employ a talented staff of real estate professionals that are led by our seasoned management team and are tasked with delivering high-quality services to the premium, strategically located assets in our managed portfolio. Our asset management services platform is anchored by a long-term full-service asset management agreement with a Comstock affiliate that extends through 2035 and covers all of the properties in our Anchor Portfolio (the "2022 AMA" - see below for additional details). As a vertically integrated real estate services company, we perform all property management activity through three wholly owned operational subsidiaries: CHCI Commercial Management, LC (“CHCI Commercial”); CHCI Residential Management, LC (“CHCI Residential”); and ParkX Management, LC (“ParkX”). We operate a fee-based, asset-light, and substantially debt-free business model that allows us to substantially mitigate risks that are typically associated with real estate development and operation. We have directly aligned the equity ownership of our Company with the ownership interests of the affiliated assets that we manage in our Anchor Portfolio. This relationship, along with the 2022 AMA that includes a baseline cost-plus feature and supplemental performance-based revenue opportunities, provide us with a stable, streamlined business platform on which we can (i) produce consistent, positive financial results, (ii) mature and expand our real estate service offerings, (iii) diversify and grow our managed portfolio of assets, both organically and through additional third-party relationships, (iv) pursue strategic investments and complimentary acquisitions, and (v) deliver exceptional value to our shareholders. We distinguish ourselves from industry peers through an established standard of excellence that extends from who we hire to how we deliver our broad suite of real estate services. We are able maintain this high standard because We Show Up - every day, in person, in a collaborative environment that is structured to deliver on our mission to make a difference for our customers, our stakeholders, and in the communities that we serve. Significant Developments CES Divestiture On March 31, 2022, we completed the sale of Comstock Environmental Services, LLC ("CES"), a wholly owned subsidiary, to August Mack Environmental, Inc. ("August Mack"). This strategic divestiture was based on the continued growth and future prospects of our asset management business. Accordingly, we have reflected CES as a discontinued operation in our consolidated financial statements for all periods presented, and unless otherwise noted, all amounts and disclosures relate solely to our continuing operations. (See Note 3 in the Notes to Consolidated Financial Statements for additional information). 1

Series C Preferred Stock Redemption and 2022 Asset Management Agreement

On June 13, 2022, we completed two separate significant transactions to further deleverage our balance sheet and enhance our long-term revenue outlook and growth potential. The first one with CP Real Estate Services, LC ("CPRES"), an entity owned by Christopher Clemente, Comstock's Chief Executive Officer, redeemed all outstanding Series C preferred stock at a significant discount to carrying value. Secondly, we executed a new asset management agreement with Comstock Partners, LC ("CP"), an entity controlled by Mr. Clemente and wholly owned by Mr. Clemente and certain family members, which covers our Anchor Portfolio of assets (the "2022 AMA"). The 2022 AMA increased the base fees we collect, expanded the services that qualify for additional supplemental fees, extended the term through 2035, and most notably introduced a mark-to-market incentive fee based on the imputed profit of Anchor Portfolio assets, generally as each is stabilized and as further specified in the agreement. (See Notes 10 and 14 in the Notes to Consolidated Financial Statements for additional information).

Our Services

Our experienced team of professionals provides a comprehensive suite of services and solutions related to the acquisition, development, and operation of real estate assets. The services we provide cover all aspects of real estate asset management, including acquisition and disposition management, leasing, design, placemaking, property management, origination and negotiation of debt and equity facilities, risk management, construction and development management, creation of investment opportunities, execution of core-plus, value-add, and opportunistic strategies, and various other property-specific services.

Our asset management services platform is anchored by the 2022 AMA, which covers all the assets in our Anchor Portfolio. In addition, we have entered into separate asset management agreements for non-Anchor Portfolio assets. All properties included in our managed portfolio have entered into property management agreements with our three wholly owned operational subsidiaries that provide for market-rate fees related to our services.

Our Portfolio

The following table summarizes the operating assets that are included in our managed portfolio:

Type	# of Assets	Size/Scale	% Leased
Commercial	13	2.0 million sqft.	92%
Residential	6	1.8 million sqft. / ~1,700 units	97%
Parking	30	18,000+ spaces	
Total	**49**		

In addition, we manage the following assets that are under construction and scheduled for delivery in the next 12 to 24 months:

- 3 commercial assets representing approximately 600,000 square feet;
- 1 residential asset with 420 units representing approximately 430,000 square feet;
- 1 JW Marriott-branded hotel/condominium with 243 keys and 95 residential units representing a total of approximately 520,000 square feet; and
- 2 commercial parking garages with approximately 2,900 spaces.

Our development pipeline currently includes 5 commercial assets that represent approximately 1.5 million square feet, 6 residential assets with 2,599 units that represent approximately 2.8 million square feet, and 1 hotel that will include 140 keys. At full build out, our managed portfolio of assets is currently projected to total 68 assets that represent nearly 10 million square feet.

Anchor Portfolio

Reston Station

Reston Station is one of the largest mixed-use, transit-oriented developments in the mid-Atlantic region. Located at the Wiehle-Reston East station on Metro's Silver Line, the Reston Station neighborhood spans the Dulles Toll Road and covers approximately 90 acres. The Reston Station neighborhood is being developed in phases and is composed of the following five districts:

2

• Metro Plaza District (Operating) The Metro Plaza District is located adjacent to Wiehle Reston-East Metro Station and contains approximately 1.4 million square feet of mixed-use development, highlighted by three Trophy-Class office buildings and BLVD Reston, a luxury residential tower with 448 units. It is home to corporate and regional headquarters of Google, ICF Global, Spotify, Qualtrics, Rolls-Royce of North America, Neustar, and others. All buildings in the Metro Plaza District have ground floor retail, which has been leased to high-quality tenants, including Starbucks, CVS, Founding Farmers, Matchbox, Scissors & Scotch, and others. The Metro Plaza District also includes one of the largest underground commuter parking garages and bus transit facilities in the region. The 1.7 million square foot subterranean garage and transit facility is the subject of a public-private partnership between a Comstock affiliate and Fairfax County, Virginia. The Reston Station transit facility provides Metro commuters with an indoor bus transit depot designed to accommodate upwards of 110 buses per hour, 2,300 commuter parking spaces operated by Fairfax County, and approximately 2,750 additional parking spaces for retail, office, and commuter uses, a Tesla Super Charging Station and numerous other electric vehicle charging stations, secure bicycle parking and storage facilities, substantial storm water management vaults, and state-of-the-art water treatment systems. • Reston Row District (Under Construction) The Reston Row District is currently being developed on approximately 9 acres adjacent to the Metro Plaza District. This newest phase of the Reston Station development has entitlements in place allowing for approximately 1.5 million square feet of mixed-use development and will include two Trophy-Class office buildings, a residential building with 420 multifamily units, over 100,000 square feet of retail, and Virginia's first JW Marriott Hotel and Condominium tower, which will have 243 hotel rooms, 95 JW Marriott-branded condominium residences, and approximately 25,000 square feet of meeting space. • Commerce District (In Development) The Commerce District is located on approximately 16 acres adjacent to Wiehle Reston-East Metro Station, directly across the Dulles Toll Road from the Metro Plaza District. It has entitlements in place that allow for approximately 1.5 million square feet of new mixed-use development surrounding the four existing stabilized Class-A office buildings that represent a total of approximately 590,000 square feet. We are currently leasing and managing the four existing office buildings and one existing retail building while finalizing plans for the permitted new development. • Midline District (In Development) The Midline District, located directly across Wiehle Avenue from the Reston Row District and the Metro Plaza District, has entitlements in place that allow for approximately 1.2 million square feet of new mixed-use development on approximately 8 acres. We are currently updating the entitlements secured by the previous owner and plan to commence development and leasing operations after receiving the necessary permits for the new development. • West District (In Development) The West District currently consists of approximately 11 acres of land located adjacent to the Reston Row District and Metro Plaza District and includes a previously developed 90,000 square foot office building owned by one of our affiliates and an apartment building owned by a third party. In 2022, our affiliate acquired an existing 58,000 square foot office building on an adjacent parcel that is planned for demolition and will be incorporated into the West District's development plans, which are planned to commence after entitlements are secured. It is anticipated that entitlements will allow for five mixed-use buildings in the West District, including the aforementioned existing apartment building. Loudoun Station (Operating + In Development) Loudoun Station, located in Ashburn, Virginia adjacent to Ashburn Station at the terminus of Metro’s Silver Line, is Loudoun County’s first and only Metro-connected development. With direct rail connectivity to Dulles International Airport, Reston, Tysons, and Washington, D.C., it represents the beginning of Loudoun County’s transformation into a transit-connected community. Loudoun Station has more than 1.0 million square feet of mixed-use development completed and stabilized, including nearly 700 residential units, approximately 50,000 square feet of Class-A office space, and approximately 150,000 square feet of retail space, highlighted by an 11-screen AMC Cinema as well as multiple dining and entertainment venues. It is also home to a 1,500-space Metro commuter parking garage that is the subject of a public-private partnership between a Comstock affiliate and Loudoun County. At full build, the Loudoun Station development will cover nearly 50 acres. 3

Herndon Station (In Development) Herndon Station will include up to approximately 340,000 square feet of residential, retail and entertainment spaces, including a performing arts center, and an approximately 700-space commercial parking garage in the historic downtown portion of the Town of Herndon in western Fairfax County, Virginia. The project is the focus of a public-private partnership between a Comstock affiliate and the Town of Herndon and will include improvements to existing connections to the adjacent WO&D trail, a popular pedestrian and bicycle route that stretches from Washington, D.C. to Loudoun County, Virginia. Other Portfolio Assets The following summarizes additional operating assets that are currently in our managed portfolio: Investors X On April 30, 2019, we entered into a Master Transfer agreement with CPRES, that provided for priority distribution of residual cash flow from its Class B membership interest in Comstock Investors X, L.C. ("Investors X"), an unconsolidated variable interest entity that owns Comstock’s residual homebuilding operations. As of December 31, 2022, the residual cash flow primarily relates to anticipated proceeds from the sale of rezoned residential lots and returns of cash securing outstanding letters of credit and cash collateral posted for land development bonds covering work performed by subsidiaries owned by Investors X. The cash will be released to CHCI as bond release work associated with these projects is completed. The Hartford In December 2019, we entered into a joint venture with CP to acquire The Hartford Building ("The Hartford"), a stabilized Class- A office building immediately adjacent to Clarendon Station on Metro’s Orange Line in Arlington County, Virginia’s premier transit-oriented office market, the Rosslyn-Ballston Corridor. Built in 2003, the 211,000 square foot mixed-use Leadership in Energy and Environmental Design (“LEED”) GOLD building is leased to multiple high-quality tenants. In February 2020, we arranged for DivcoWest, an unaffiliated entity, to purchase a majority ownership stake in The Hartford and secured a $87 million loan facility from MetLife. As part of the transaction, we entered into asset management and property management agreements to manage the property. BLVD Forty Four In October 2021, we entered into a joint venture with CP to acquire a stabilized 15-story, luxury high-rise apartment building in Rockville, Maryland that was built in 2015, which we rebranded as BLVD Forty Four. Located one block from the Rockville Station on Metro's Red Line and in the heart of the I-270 Technology and Life Science Corridor, the 263-unit mixed use property includes approximately 16,000 square feet of retail and a commercial parking garage. In connection with the transaction, we received an acquisition fee and are entitled to receive investment related income and promote distributions in connection with our 5% equity interest in the asset. We also provide asset, residential, retail and parking property management services for the property in exchange for market rate fees. BLVD Ansel In March 2022, we entered into a joint venture with CP to acquire BLVD Ansel, a newly completed 18-story, luxury high-rise apartment building with 250 units located adjacent to the Rockville Metro Station and BLVD Forty Four in Rockville, Maryland. BLVD Ansel features approximately 20,000 square feet of retail space, 611 parking spaces, and expansive amenities including multiple private workspaces designed to meet the needs of remote-working residents. In connection with the transaction, we received an acquisition fee and are entitled to receive investment related income and promote distributions in connection with our 5% equity interest in the asset. We also provide residential, retail and parking property management services for the property in exchange for market rate fees. Comstock 41 In December 2023, we completed the acquisition of an 18,150 square foot land parcel located at 41 Maryland Avenue in Rockville, Maryland (“Comstock 41”) through a wholly owned subsidiary for $1.5 million. This investment property sits adjacent to BLVD Ansel and BLVD Forty Four and is currently a surface parking lot. Comstock 41 has existing entitlements for at least 117 dwelling units and approximately 11,000 square feet of retail space. Parking Our wholly owned subsidiary ParkX currently manages a total of 30 commercial parking garages and spaces, including 13 commercial parking garages owned by unaffiliated parties. 4

Our Business Strategy In early 2018, we transitioned away from the development and sale of residential homes to our current business model, which primarily focuses on driving recurring fee-based revenue streams from the asset and property management services we provide for commercial and mixed-use real estate properties in the greater Washington, D.C. region. This significant shift took us from a high risk, capital-intensive approach to one that is asset-light and debt-free, providing us with a stronger balance sheet that allows for greater flexibility when it comes to exploring additional opportunities to grow our business. We have demonstrated a proven track record of successfully managing a large-scale, diverse portfolio that contains both stabilized and in-development assets. Our decades of experience and in-depth industry knowledge provide us with the necessary foundation to successfully deliver on our unique business strategy, which is centered around the following strategic areas of focus: • Generation of stable, recurring revenue and cash flows We primarily operate under long-term asset management and property management agreements that provide recurring fee-based revenue streams, including the 2022 AMA and its cost-plus fee structure foundation that covers all the assets we manage in our Anchor Portfolio. This approach, along with additional opportunities to recognize supplemental and performance-based revenue based on provisions included in the 2022 AMA and our other management agreements, provide us with stability and visibility that help drive consistent, predictable top-line growth and positive operating cash flows. • Addition of high-quality, mixed-use and transit-oriented assets in high-growth, high-potential areas The assets in our managed portfolio are primarily composed of high-quality, trophy-class assets located in transitioning “sub-urban” markets found within the greater Washington D.C. region. These sub-markets, which include the Dulles Corridor and the Rosslyn-Ballston Corridor in Northern Virginia and the I-270 Technology and Life Science Corridor in Montgomery County, Maryland, are currently experiencing a "flight to quality" that is driving demand for the type of premium developments and amenity-rich buildings that compose our managed portfolio. We anticipate the heightened demand for top-tier real estate will persist across both commercial and residential markets, driven by an increasing number of tenants who are willing to pay higher rents for top-quality assets located in mixed-use, transit-oriented communities with access to premium amenities. In Northern Virginia specifically, growing demand for technology and cybersecurity services has driven the proliferation of major corporations opening operational headquarters in the region, including Amazon, Microsoft, CoStar, Nestle, Raytheon Technologies, Boeing, and others to the region. The expansion and continued investment of these large technology companies will benefit Northern Virginia’s employment market, further driving increased demand for the assets we manage and the mixed-use communities we are developing. • Leveraging our growth platform and industry expertise to secure additional development and investment opportunities Our stable growth platform and streamlined balance sheet provide us with insulation from significant downturns in the commercial real estate industry. As a result, we are well positioned to pursue, and potentially capitalize on, market disruptions that produce new attractively valued assets that would complement our existing managed portfolio. We typically engage a joint-venture partner that will provide the majority of capital needed for our investments in real estate ventures. This approach enables us to minimize risk and retain the flexibility to pursue additional value-add, core, and core-plus investments and acquisitions as new opportunities emerge. We have worked closely with our affiliates to secure public-private partnerships with local governments from Fairfax County, Loudoun County, and the Town of Herndon in Virginia to develop and manage large-scale mixed-use, transit- oriented developments. Our proven track record of developing and managing best-in-class properties across the region has positioned us as an attractive partner for additional government entities looking to improve infrastructure and enhance their surrounding communities. In addition, recent changes to the comprehensive land use plans of Fairfax County and Loudoun County that encourage high-density and mixed-use development proximate to Metro's Silver Line stations may further enhance our potential growth opportunities. Our Culture Over nearly four decades we have curated a unique culture that distinguishes us from our industry peers and is firmly rooted in our commitment to work together - every day, in-person to drive the standard of excellence that we consider to be our baseline. 5

We Show Up every day because we believe that showing up makes a difference for our customers, our stakeholders, and in the communities that we serve. To learn more about Comstock's culture, please visit www.Comstock.com/WeShowUp.

Our Values

We are committed to pursuing environmental sustainability, social responsibility, and robust governance practices across all our operations. We recognize that development of real estate can have significant impact, positive or negative, for the surrounding community, the region, and the environment that we all share. We believe that companies developing real estate have a responsibility to maximize the positive impacts while taking steps to minimize negative impacts. Supporting and fostering these initiatives is instrumental in making our communities better places to live, work, and play while simultaneously bolstering asset value, reducing risk, and positively impacting all stakeholders. The following are highlights from our 2023 ESG Report, the full version of which can be found on our website: www.Comstock.com/Corporate-Responsibility.

Environmental

We believe that environmentally sound business practices are critical to the long-term success of our business and the communities in which we operate. Our managed portfolio already includes multiple assets that are Leadership in Energy and Environmental Design ("LEED") and Energy Star certified, and multiple initiatives are underway to increase the percentage of LEED and Energy Star certified buildings in our managed portfolio. We continue to expand our capabilities around monitoring energy and utility consumption at all our properties, allowing us to better identify opportunities to maximize efficiency and sustainability through operational and capital improvements.

In 2022, we announced a partnership with DAVIS Construction on the introduction of CarbonCure, a sustainable concrete component, in the construction of Phase II of our Reston Station development (A/K/A Reston Row District). CarbonCure is clean technology that produces greener concrete by recycling carbon dioxide (CO_2) produced during the cement manufacturing process and injecting the recycled CO_2 into fresh concrete during mixing. Once injected, the CO_2 transforms into a mineral that improves the compressive strength of concrete and captures the recycled CO_2 emissions which are never re-released into the atmosphere. Every cubic yard of concrete produced with CarbonCure technology saves an average of 25 pounds of carbon from entering the atmosphere, which will save millions of pounds of CO_2 emissions from entering the atmosphere. Furthermore, we intend to engage our supply chain to incorporate sustainable designs, materials, and systems into all ongoing or future developments.

Our transit-oriented developments promote the use of mass transit, ride sharing, and alternate modes of transportation. We continue to expand the availability of electronic vehicle charging stations and bike racks at our properties to promote the reduction of congestion and our overall carbon footprint. In recognition of the positive impacts resulting from Reston Station's design, the development has been awarded the designation of Best Workplaces for Commuters each year since 2020 by the Best Workplaces for Commuters Organization, coordinated by the National Center for Transit Research at the Center for Urban Transportation Research.

Social (Human Capital)

We strive to create extraordinary places and provide exceptional experiences in places where people live, work, and play. We recognize the vital importance of community engagement in achieving this goal, which is why philanthropic partnerships have always been a key focus. We host a variety of community events in the public spaces we develop, aimed at creating rich and meaningful experiences. We support local organizations through charitable events, including Boys & Girls Club of Greater Washington, Habitat for Humanity, St. Jude Children's Research Hospital, multiple youth sports organizations and local schools, and others. We partner with Cornerstones, Reston's leading non-profit dedicated to helping underserved populations, to purchase winter coats for children and contribute meals to those in need. We encourage all employees to participate in charitable efforts in the community by providing paid leave to volunteer and numerous charitable contribution matching opportunities.

A key to our success is our ability to attract and retain a talented workforce that understands the numerous benefits of working in-office rather than remotely. We employ a diverse, multi-generational staff that consisted of 172 full-time and 28 part-time employees as of December 31, 2023. We promote collaboration, support, and innovation, providing all our employees the opportunity to achieve their professional and wellness goals. We continuously strive to diversify our workforce, provide equal access to opportunities to our people, and promote a working environment based on mutual trust, confidence, and respect. Our employees have access to a comprehensive suite of benefits, including, but not limited to, medical, dental, vision, and life insurance options; flexible and health savings accounts; 401k plan matching; and professional development reimbursement. We offer numerous wellness initiatives and training opportunities, including diversity training and a broad suite of e-learning courses.

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Governance Our employees, managers and officers conduct our business under the direction of our CEO and the oversight of our Board of Directors (the “Board”) to enhance our long-term value for our stockholders. The core responsibility of our Board is to exercise its fiduciary duty to act in the best interests of our Company and our stockholders. In exercising this obligation, our Board and its individual committees perform several specific functions, including risk assessment, review and oversight. While management is responsible for the day-to-day management of risk, our Board retains oversight of risk management for our company, assisting management by providing guidance on strategic risks, financial risks, and operational risks. We have established corporate governance guidelines and policies that promote Company values, including a code of conduct as well as a code of ethics. Our information security team deploys an array of cybersecurity capabilities to protect our various business systems and data. We continually invest in protecting against, monitoring, and mitigating risks across the enterprise. We had no material publicly reportable information security incidents in the fiscal year ended Dece bm er .31, 2023 Competition The real estate asset management and services industry is highly competitive. We compete with other businesses in the asset management and real estate-related services businesses on the basis of price, location, experience, service and reputation. Many of these competitors are larger than us, operate on a national or global scale, and some have access to greater technical, marketing and financial resources. These competitors may benefit from lower costs of capital, greater business scale, enhanced operating efficiencies, and greater immunity to localized market downturns due to their broad geographic presence. We also face numerous competitors on a local and regional basis. Certain competitors may also possess greater access to capital, higher risk tolerance, lower return thresholds, or less regulatory restrictions, all which could allow them to consider a broader range of investments and to bid more aggressively for investment opportunities than we are willing to. Technology and Intellectual Property We utilize our technology infrastructure to facilitate the management of our client’s assets and the marketing of our services. We use media and internet-based marketing platforms primarily in lieu of print advertisements. We believe that the prospective renters will continue to increase their reliance on information available on the internet to help guide their decisions. Accordingly, through our marketing efforts, we will continue to leverage this trend to lower per lease marketing costs while maximizing potential lease transactions. Our Chief Executive Officer and Chairman of the Board, Christopher Clemente, has licensed his ownership interest in the “Comstock” brand and trademark to us in perpetuity. We have registered our trademarks and routinely take steps, and occasionally take legal action, to protect against brand infringement from third parties. Mr. Clemente has retained the right to continue to use the “Comstock” brand and trademark including for real estate development projects in our current or future markets that are unrelated to the Company but, currently, substantially all of Mr. Clemente’s real estate development business is conducted with Comstock, pursuant to the 2022 AMA. Governmental Regulation and Environmental Matters We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning finance, banking, investments, zoning, building design, construction, density requirements and similar matters. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future in the states where we operate. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. We are also subject to a variety of local, state, and federal statutes, ordinances, rules and regulations concerning protection of the environment. Some of the laws to which we and our properties are subject to may impose requirements concerning development in waters of the United States, including wetlands, the closure of water supply wells, management of asbestos-containing materials, exposure to radon and similar issues. The particular environmental laws that apply to any given real estate asset vary based on several factors, including the environmental conditions related to a particular property and the present and former uses of the property. 7

Additional Information

Comstock Holding Companies, Inc. was incorporated in Delaware in 2004. Our principal executive offices are located at 1900 Reston Metro Plaza, 10th Floor, Reston, VA 20190, and our telephone number is 703-230-1985. Our corporate website address is www.Comstock.com.

We maintain an investor relations page on our website where our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other required SEC filings may be accessed free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

To mitigate cybersecurity risks we strive to continually assess and improve our processes and procedures. We engage with industry-leading managed security service providers to supplement our efforts in identifying, assessing, preventing, and responding to cybersecurity threats. We are working to align our information technology operations and information security processes to the National Institute of Standards and Technology's framework. We have adopted a cloud-first strategy which is a foundational element to our overall cybersecurity posture. For essential systems, we utilize SaaS-based software partners who annually conduct Statement on Standards for Attestation Engagements.

We have adopted a cybersecurity risk management process that is designed to identify and mitigate potential cybersecurity risks and is currently being integrated into our overall enterprise risk management process. We regularly assess our cybersecurity vulnerability by utilizing credible, third-party cybersecurity experts to conduct annual internal penetration tests and monthly vulnerability scans. These threat intelligence and monitoring activities, tests, and scans help us identify potential cybersecurity risks.

We seek to mitigate cybersecurity risks we identify through a variety of methods; however, we acknowledge that even a robust, well-designed information technology control environment may not fully eliminate cybersecurity risk. It is possible that we will be unable to detect certain vulnerabilities in time to remediate them, or that our implemented controls may not operate as intended.

To date, we have not experienced any material cybersecurity incidents. We remain subject to the risks from cybersecurity threats that, if realized, are reasonably likely to materially affect the Company's business strategy, results of operations, or financial condition.

Governance

Our Board of Directors considers cybersecurity as part of its risk oversight function. While management is responsible for the day-to-day management of risk, our Board of Directors maintains oversight of management's implementation of our cybersecurity risk management processes. Our Board of Directors receives briefings on material cybersecurity incidents, as necessary.

Our Vice President of Information Technology provides principal oversight and guidance of our cybersecurity risk management strategy, programs, and processes. The Vice President of Information Technology has over 30 years of experience in information technology, leading organizations through strategic technology and process improvement initiatives, including over 15 years of extensive experience in cybersecurity. He is supported by a team of technical experts who have received formal training and possess relevant experience in addition to managed cybersecurity service providers who specialize in preventing, identifying, and responding to cybersecurity threats.

As part of our annual enterprise risk assessment, technology cybersecurity risks are ranked and reviewed by management. In the event of a cybersecurity incident, the Vice President of Information Technology would prepare a comprehensive assessment for management that summarizes potential and actual impacts and includes any steps needed to remediate the identified issues. If the cybersecurity incident was deemed to be material by management, the Vice President of Information Technology would brief our

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Board of Directors on the matter, at which time determinations would be made by the Board of Directors on the need to report or disclose the cybersecurity incident to our customers or investors. Item 2. Properties On November 1, 2020, we executed a lease to relocate our corporate headquarters to office space located at 1900 Reston Metro Plaza in Reston, Virginia for a ten-year term. In January 2022, we executed a lease for a remote monitoring center for ParkX, our parking management subsidiary, and in November 2022 we executed a lease to expand our corporate headquarters, bringing the total amount of leased space to 25,630 square feet as of December 31, 2023. We believe our properties are adequately maintained and suitable for our needs and their intended use. Item 3. Legal Proceedings Currently, we are not subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. Although we cannot accurately predict the amount of our liability, if any, that could arise with respect to legal actions filed against us, it is not anticipated that any such liability will have a material adverse effect on our financial position, operating results, or cash flows. We believe that we have obtained adequate insurance coverage, rights to indemnification, or where appropriate, have established reserves in connection with these legal proceedings. Item 4. Mine Safety Disclosures Not applicable. 9

PART II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities Our Class A common stock is traded on The Nasdaq Capital Market under the symbol “CHCI”. As of December 31, 2023, there were 37 registered holders of record of our Class A common stock and 1 holder of our Class B common stock. We have never declared or paid any dividends on our common stock. We do not anticipate paying any dividends on our common stock during the foreseeable future and intend to retain any earnings for future growth of our business. We did not repurchase any securities under our share repurchase program or issue any unregistered securities during the year ended December 31, 2023. Item 6. [RESERVED] Not Applicable. 10

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. All references to "2023" and "2022" are referring to the twelve-month period ended December 31 for each of those respective fiscal years. This section of this Annual Report on Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. The following discussion may contain forward-looking statements that reflect our plans and expectations. Our actual results could differ materially from those anticipated by these forward-looking statements due to the factors discussed elsewhere in this Annual Report on Form 10-K. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

Overview

We are a leading asset manager, developer, and operator of mixed-use and transit-oriented properties in the Washington, D.C. region. We have become the area's premier real estate service company by creating extraordinary places, delivering exceptional experiences, and generating excellent results for all stakeholders.

We provide a comprehensive suite of real estate services to our asset-owning clients, including asset management, property management, development and construction management, and more. Our client base is composed primarily of institutional real estate investors, high net worth family offices, financial institutions, and governmental bodies seeking to develop real estate they own through public-private partnerships. We employ a talented staff of real estate professionals that are led by our seasoned management team and are tasked with delivering high-quality services to the premium, strategically located assets in our managed portfolio.

We primarily operate under long-term asset management and property management agreements that provide recurring fee-based revenue streams. Our asset management services platform is anchored by a long-term, full-service asset management agreement with an affiliate that includes a cost-plus fee structure and covers all of the properties in our Anchor Portfolio (the "2022 AMA" - see below for additional details). As a vertically integrated real estate services company, we perform all property management services through three wholly owned subsidiaries: CHCI Commercial, CHCI Residential, and ParkX Management ("ParkX"). All properties included in our managed portfolio have entered into property management agreements with our operational subsidiaries that provide for market-rate fees related to our services.

Our asset-light, debt-free business model allows us to substantially mitigate risks that are typically associated with real estate development and operation. The fee-based approach we have adopted helps drive consistent, predictable top-line growth and provides us with a streamlined balance sheet that grants us maximum flexibility to explore potential growth opportunities outside of our core business operations.

We distinguish ourselves from industry peers through an established standard of excellence that extends from who we hire to how we deliver our broad suite of real estate services. We are able maintain this high standard because *We Show Up* - every day, in person, in a collaborative environment that is structured to deliver on our mission to make a difference for our customers, our stakeholders, and in the communities that we serve.

Managed Portfolio

The following table summarizes the operating assets that are included in our managed portfolio:

Type	# of Assets	Size/Scale	% Leased
Commercial	13	2.0 million sqft.	92%
Residential	6	1.8 million sqft. / ~1,700 units	97%
Parking	30 [1]	18,000+ spaces	
Total	**49**		

[1] Total includes 13 commercial parking garages owned by unaffiliated parties and managed by ParkX.

In addition, we manage the following assets that are under construction and scheduled for delivery in the next 12 to 24 months:

- 3 commercial assets that represent approximately 600,000 square feet;
- 1 residential asset with 420 units representing approximately 430,000 square feet;

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- 1 JW Marriott-branded hotel/condominium with 243 keys and 95 residential units representing a total of approximately 520,000 square feet; and
- 2 commercial parking garages with approximately 2,900 spaces.

Our development pipeline currently includes 5 commercial assets that represent approximately 1.5 million square feet, 6 residential assets with 2,599 units that represent approximately 2.8 million square feet, and 1 hotel that will include 140 keys. At full build out, our managed portfolio of assets is currently projected to total 68 assets representing nearly 10 million square feet.

The following tables provide further details on our managed portfolio:

Anchor Portfolio		
Name	**Status**	**Description**
Reston Station	Operating + Under Construction + In Development	Among the largest mixed-use, transit-oriented developments in the Washington, D.C. region, covering nearly 90 acres spanning the Dulles Toll Road and surrounding the Wiehle Reston-East Metro Station and strategically located mid-way between Tysons, Va. and Dulles International Airport on Metro's Silver Line (Fairfax County, Va.)
Loudoun Station	Operating + In Development	Loudoun County's first fully integrated mixed-use, transit-oriented development located at the terminus station, Metro's Ashburn Station on the Silver Line in Ashburn, Va (Loudoun County, Va.)
Herndon Station	In Development	Located in the Historic Downtown District of the Town of Herndon, Va., this planned mixed-use development is subject of a public-private partnership with the Town of Herndon

Other Portfolio Assets		
Name	**Status**	**Description**
The Hartford	Operating	Acquired in 2019, this 211,000 square foot mixed-use building is located adjacent to the Clarendon Station on Metro's Orange Line and is the subject of a joint venture with DivcoWest and Comstock Partners, LC. The premier office tower in the Ballston Corridor submarket of Arlington County, Va.
BLVD Forty Four	Operating	Acquired in 2021, this 15-story, mixed-use 250-unit, luxury high-rise apartment tower is located adjacent to BLVD Ansel and just 1 block from the Rockville Station on Metro's Red Line in Rockville, Md (Montgomery County) and is the subject of a joint venture with Comstock Partners, LC. The two-building complex is the premier residential offering in Rockville Town Center.
BLVD Ansel	Operating	Acquired in 2022, this 18-story, mixed-use 250-unit, luxury high-rise apartment tower is located adjacent to BLVD Forty Four and just 1 block from the Rockville Station on Metro's Red Line in Rockville, Md (Montgomery County) and is the subject of a joint venture with Comstock Partners, LC. The two-building complex is the premier residential offering in Rockville Town Center.
Comstock 41	Operating	Acquired in 2023, this 18,150 square foot parcel located at 41 Maryland Ave. in Rockville, Md. and is adjacent to BLVD Forty Four; currently a surface parking lot operated by ParkX Management, LC; provides an excellent opportunity for significant value enhancement through by-right entitlements for approximately 117 residential units
Investors X	Operating	Investment in Comstock Investors X, LC that owns legacy homebuilding assets that are currently being monetized through market-rate sales expected to be completed in 2024
Parking	Operating	Commercial parking garages & spaces managed by ParkX Management, LC located at affiliated properties and third-party locations

Comstock 41 - Additional Information

Given its proximity to BLVD 44, we plan to explore rezoning opportunities at Comstock 41 that would allow for potential relocation of moderately-priced dwelling units from BLVD 44 to Comstock 41 as well as utilization of excess parking capacity at both BLVD 44 and BLVD Ansel. In conjunction with the acquisition, we entered into a contingent fee agreement with BLVD 44 should these pursuits prove successful (See Note 14 in the Notes to Consolidated Financial Statements for additional information).

We intend to maintain a limited financial role in any future development activities that may occur at this site and plan to only offer fee-based development and asset management services to any affiliate or suitable third-party financial sponsor of any potential future developments.

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Significant Developments CES Divestiture On March 31, 2022, we completed the sale of Comstock Environmental Services, LLC ("CES"), a wholly owned subsidiary, to August Mack Environmental, Inc. ("August Mack"). This strategic divestiture was based on the continued growth and future prospects of our asset management business. Accordingly, we have reflected CES as a discontinued operation in our consolidated financial statements for all periods presented, and unless otherwise noted, all amounts and disclosures relate solely to our continuing operations. (See Note 3 in the Notes to Consolidated Financial Statements for additional information). Series C Preferred Stock Redemption and 2022 Asset Management Agreement On June 13, 2022, we completed two separate significant transactions to further deleverage our balance sheet and enhance our long-term revenue outlook and growth potential. The first one with CP Real Estate Services, LC (“CPRES”), an entity owned by Christopher Clemente, Comstock’s Chief Executive Officer, redeemed all outstanding Series C preferred stock at a significant discount to carrying value. Secondly, we executed a new asset management agreement with Comstock Partners, LC ("CP"), an entity controlled by Mr. Clemente and wholly owned by Mr. Clemente and certain family members, which covers our Anchor Portfolio of assets (the "2022 AMA"). The 2022 AMA increased the base fees we collect, expanded the services that qualify for additional supplemental fees, extended the term through 2035, and most notably introduced a mark-to-market incentive fee based on the imputed profit of Anchor Portfolio assets, generally as each is stabilized and as further specified in the agreement. (See Notes 10 and 14 in the Notes to Consolidated Financial Statements for additional information). Outlook We aspire to be among the most admired real estate asset managers, operators, and developers by creating extraordinary places, providing exceptional experiences, and generating excellent results for all stakeholders. Our commitment to this mission drives our ability to expand our managed portfolio of assets, grow revenue, and deliver value to our shareholders. Our real estate development and asset management operations are primarily located in the greater Washington, D.C. area, where we believe our decades of experience provides us with the best opportunity to continue developing, managing, and investing in high-quality real estate assets and capitalizing on positive growth trends. We plan to pursue further expansion of our wholly owned property management subsidiaries to increase recurring, fee-based revenue streams as we continue to develop additional relationships with new customers that require the expert real estate asset management, development management, construction management and other services that we routinely provide. We believe that we are properly staffed for current market conditions and feel that we will maintain the ability to manage risk and pursue additional growth across each of our operational subsidiaries. Given current market conditions, we feel more opportunities to acquire distressed properties at below market prices may arise. We remain well-positioned to capitalize on such opportunities due to our asset-light, debt-free business model that has strengthened our balance sheet and provided us with the flexibility to pursue unique growth opportunities across all facets of our vertically integrated operating platform. COVID-19 Update On May 11, 2023, the U.S. Department of Health and Human Services declared an end to the public health emergency for COVID-19. While we never experienced any significant impacts on our business resulting from COVID-19, future regional or global health emergencies may have a negative impact on our results of operations and financial condition. Although the long- term impact of the COVID-19 pandemic on the greater Washington, D.C. area real estate market remains uncertain, we believe that our Anchor Portfolio is well positioned to withstand any future potential negative impacts. 13

Results of Operations

The following tables set forth consolidated statement of operations data for the periods presented (in thousands):

	Year Ended December 31,			
	2023		2022	
Revenue	$	44,721	$	39,313
Operating costs and expenses:				
Cost of revenue		33,040		29,371
Selling, general, and administrative		2,305		1,784
Depreciation and amortization		212		206
Total operating costs and expenses		35,557		31,361
Income (loss) from operations		9,164		7,952
Other income (expense):				
Interest income (expense), net		96		(222)
Gain (loss) on real estate ventures		(1,187)		121
Other income (expense), net		79		2
Income (loss) from continuing operations before income tax		8,152		7,853
Provision for (benefit from) income tax		368		125
Net income (loss) from continuing operations		7,784		7,728
Net income (loss) from discontinued operations, net of tax		—		(381)
Net income (loss)	$	7,784	$	7,347
Impact of Series C preferred stock redemption		—		2,046
Net income (loss) attributable to common stockholders	$	7,784	$	9,393

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

The following table summarizes revenue by line of business (in thousands):

	Year Ended December 31,						Change		
	2023			2022					
	Amount		%	Amount		%	$		%
Asset management	$	29,278	65.5%	$	26,680	67.9%	$	2,598	9.7 %
Property management		10,604	23.7%		9,398	23.9%		1,206	12.8 %
Parking management		4,839	10.8%		3,235	8.2%		1,604	49.6 %
Total revenue	$	44,721	100.0%	$	39,313	100.0%	$	5,408	13.8 %

Revenue increased 13.8% in 2023. The $5.4 million comparative increase was primarily driven by the continued expansion of our managed portfolio, which included 8 additional assets in 2023. Recurring asset management and property management fee-based revenue increased by a combined $3.0 million, or 12.6%, and reimbursable staffing charges increased $2.1 million, or 25.3%. Incentive fee revenue also increased 22.7% to $4.8 million, however that increase was offset by a $0.8 million decrease in supplemental leasing, acquisition, and development fee revenue due to higher transactional volume in 2022.

14

Operating costs and expenses The following table summarizes operating costs and expenses (in thousands): Year Ended December 31, Change 2023 2022 $ % Cost of revenue $ 33,040 $ 29,371 $ 3,669 12.5 % Selling, general, and administrative 2,305 1,784 521 29.2 % Depreciation and amortization 212 206 6 2.9 % Total operating costs and expenses $ 35,557 $ 31,361 $ 4,196 13.4 % Operating costs and expenses increased 13.4% in 2023. The $4.2 million comparative increase was primarily due to a $2.6 million increase in personnel expenses from increased headcount and employee compensation. Also driving the variance were a $0.4 million increase in rent expense stemming from the corporate headquarters lease expansion that was executed in 2022, a $0.3 million increase in regulatory and compliance costs, and a $0.2 million increase in IT expenditures. Other income (expense) The following table summarizes other income (expense) (in thousands): Year Ended December 31, Change 2023 2022 $ % Interest income (expense), net $ 96 $ (222) $ 318 (143.2)% Gain (loss) on real estate ventures (1,187) 121 (1,308) N/M Other income (expense), net 79 2 77 N/M Total other income (expense) $ (1,012) $ (99) $ (913) N/M Other income (expense) changed by $(0.9) million in 2023, primarily driven by primarily driven by a $1.3 million net decrease in mark-to-market valuations of equity method investments in real estate ventures, primarily due to the increased interest rate environment. The decrease was partially offset by a $0.3 million increase in interest income (expense) that stemmed from interest earned on money market sweep accounts in 2023 and the full pay down of our outstanding debt in 2022. Income taxes Provision for income tax was $0.4 million in 2023, compared to 0.1 million in 2022. The $0.3 million increase was primarily due to higher pre-tax book income given that valuation allowance releases and the net total of book-to-tax adjustments were comparatively flat. As of December 31, 2023, we had $122.8 million of net operating loss (“NOL") carryforwards. Non-GAAP Financial Measures To provide investors with additional information regarding our financial results, we prepare certain financial measures that are not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”), specifically Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) from continuing operations, excluding the impact of interest expense (net of interest income), income taxes, depreciation and amortization, stock-based compensation, and mark-to-market valuation gain (loss) on equity method investments in real estate ventures. We use Adjusted EBITDA to evaluate financial performance, analyze the underlying trends in our business and establish operational goals and forecasts that are used when allocating resources. We expect to compute Adjusted EBITDA consistently using the same methods each period. We believe Adjusted EBITDA is a useful measure because it permits investors to better understand changes over comparative periods by providing financial results that are unaffected by certain non-cash items that are not considered by management to be indicative of our operational performance. While we believe that Adjusted EBITDA is useful to investors when evaluating our business, it is not prepared and presented in accordance with GAAP, and therefore should be considered supplemental in nature. Adjusted EBITDA should not be considered 15 in isolation, or as a substitute for other financial performance measures presented in accordance with GAAP. Adjusted EBITDA may differ from similarly titled measures presented by other companies. The following table presents a reconciliation of net income (loss) from continuing operations, the most directly comparable financial measure as measured in accordance with GAAP, to Adjusted EBITDA (in thousands): Year Ended December 31, 2023 2022 Net income (loss) from continuing operations $ 7,784 $ 7,728 Interest (income) expense, net (96) 222 Income taxes 368 125 Depreciation and amortization 212 206 Stock-based compensation 968 834 (Gain) loss on real estate ventures 1,187 (121) Adjusted EBITDA $ 10,423 $ 8,994 Seasonality and Quarterly Fluctuations None. Liquidity and Capital Resources Liquidity is defined as the current amount of readily available cash and the ability to generate adequate amounts of cash to meet the current needs for cash. We assess our liquidity in terms of our cash and cash equivalents on hand and the ability to generate cash to fund our operating activities. Our principal sources of liquidity as of December 31, 2023, were our cash and cash equivalents of $18.8 million and our $10.0 million of available borrowings on our Credit Facility. Significant factors which could affect future liquidity include the adequacy of available lines of credit, cash flows generated from operating activities, working capital management and investments. Our primary capital needs are for working capital obligations and other general corporate purposes, including investments and capital expenditures. Our primary sources of working capital are cash from operations and distributions from investments in real estate ventures. We have historically financed our operations with internally generated funds and borrowings from our credit facilities. (See Note 7 in the Notes to Consolidated Financial Statements for additional information). We believe we currently have adequate liquidity and availability of capital to fund our present operations and meet our commitments on our existing debt. Cash Flows The following table summarizes our cash flows for the periods indicated (in thousands): Year Ended December 31, 2023 2022 Change ($) Continuing operations Net cash provided by (used in) operating activities $ 9,003 $ 8,397 $ 606 Net cash provided by (used in) investing activities (1,547) (2,099) 552 Net cash provided by (used in) financing activities (390) (10,068) 9,678 Total net increase (decrease) in cash - continuing operations 7,066 (3,770) 10,836 Discontinued operations, net — (331) 331 Net increase (decrease) in cash and cash equivalents $ 7,066 $ (4,101) $ 11,167 16

Operating Activities The $0.6 million variance in net operating cash activity was primarily driven by a $1.9 million increase in net income from continuing operations after adjustments for non-cash items, partially offset by a $1.3 million incremental cash outflow stemming from changes to our net working capital that was primarily due to decreased accrued personnel costs. Investing Activities The $0.6 million variance net investing cash activity was primarily driven by a $1.1 million decrease in investments in real estate ventures and a $0.4 million decrease in fixed asset purchases, partially offset by $1.0 million in proceeds received from the CES divestiture that was finalized in the first quarter of fiscal year 2022. Financing Activities hT e $9.7 illim on va ir ance in net finan ic gn cash acti iv ty was prima ir ly driven by a $4.0 million cash payment made in 2022 related to the early redemption of Series C Preferred Stock and a $5.5 million payment made in 2022 to satisfy the outstanding balance of our credit facility. Off-Balance Sheet Arrangements From time to time, we may have off-balance-sheet unconsolidated investments in real estate ventures and other unconsolidated arrangements with varying structures. (See Note 5 in the Notes to Consolidated Financial Statements for additional information). Critical Accounting Policies and Estimates Our consolidated financial statements are prepared in accordance with GAAP. Accounting policies, methods and estimates are an integral part of the preparation of consolidated financial statements in accordance with U.S. GAAP and, in part, are based upon management’s current judgments. Those judgments are normally based on knowledge and experience with regard to past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ from management’s current judgments. While there are a number of accounting policies, methods and estimates affecting our consolidated financial statements, areas that are particularly significant include: • Investments in real estate ventures • Revenue - Incentive Fees • Income taxes Investments in real estate ventures For investments in real estate ventures that we have elected to report at fair value, we maintain an investment account that is increased or decreased each reporting period by contributions, distributions, and the difference between the fair value of the investment and the carrying value as of the balance sheet date. These fair value adjustments are reflected as gains or losses in our consolidated statements of operations. The fair value of these investments as of the balance sheet date is generally determined using a discounted cash flow analysis, income approach, or sales-comparable approach, depending on the unique characteristics of the real estate venture. In addition, we perform a two-step analysis to determine if our investments in real estate ventures qualify as a variable interest entity (“VIE”) and need to be consolidated. We first analyze if the entity lacks sufficient equity to finance its activities without additional subordinated financial support or if the equity holders, as a group, lack the characteristics of a controlling financial interest in order to determine VIE qualification. If an entity is determined to be a VIE, we then analyze if it is the primary beneficiary to determine if the entity needs to be included in its consolidated financial results. The primary beneficiary has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity. We consider a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE’s economic performance, including evaluating the nature of relationships and activities of the parties involved and, where necessary, determining which party within a related-party group is most closely associated with the VIE and would therefore be considered the primary beneficiary. We determine primary beneficiary status of a VIE at the time of investment and perform ongoing reassessments to evaluate whether changes in the entity’s capital structure or changes in the nature of its involvement with the entity result in a change to the VIE designation or a change to its consolidation conclusion. 17

We have minority voting and economic interests in our investments in real estate ventures that we have elected to report at fair value and do not control the activities that most significantly impact their economic performance. We have determined we are not the primary beneficiary in these investments, and therefore do not consolidate them into our balance sheets as of December 31, 2023 and 2022 or into our statements of operations for the years ended December 31, 2023 and 2022. Revenue - Incentive Fees Pursuant to the 2022 AMA, we are entitled to earn incentive compensation fees revenue ("Incentive Fees") on certain managed real estate assets if defined triggering events, which are differentiated based on the classification of the assets, are achieved. (See Note 14 for additional information). Incentive Fees are calculated as a percentage of the imputed profit that would be realized upon the hypothetical sale or recapitalization of the asset (or assets) for which triggering event criteria were met. The calculation of imputed profit is based on a fair market value assessment that includes highly variable financial inputs and must also consider macro-economic and environmental factors that may affect fair market value. Due to the subjective and potentially volatile nature of this variable consideration, we only recognize revenue on Incentive Fees for each managed asset when 1) any material uncertainties associated with the valuation of real estate assets that drive Incentive Fees are substantially resolved and 2) it is probable that a significant reversal in the amount of related cumulative Incentive Fee revenue recognized will not occur. As a result, we only recognize Incentive Fees at or near each asset's respective triggering event (as detailed in the 2022 AMA) when imputed profit could be reasonably calculated and relied upon to not materially change. For the years ended December 31, 2023 and 2022, we recognized revenue from Incentive Fees of $4.8 million and $3.9 million, respectively. These operating asset triggering events are part of a series of annual operating asset triggering events that began on October 1, 2022, and are scheduled each October 1 through 2024. Subsequent to these scheduled triggering events, and in accordance with terms pursuant to the 2022 AMA, incentive fees may be recognized on assets currently under development upon the achievement of future triggering events tied to various metrics that indicate stabilization, such as occupancy and leasing rates. (See Note 14 in the Notes to Consolidated Financial Statements for additional information). Income taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We provide a valuation allowance when we consider it “more likely than not” (greater than a 50% probability) that a deferred income tax asset will not be fully recovered. Adjustments to the valuation allowance are a component of the income tax provision or benefit in our consolidated statements of operations. For the years ended December 31, 2023 and 2022, we recorded net decreases to our deferred tax valuation allowance of $1.5 million and $1.1 million, respectively. Item 7A. Quantitative and Qualitative Disclosures About Market Risk Not applicable. 18

Item 8. Financial Statements and Supplementary Data COMSTOCK HOLDING COMPANIES, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm (PCAOB ID #248)................................................................. F-1 Consolidated Balance Sheets at December 31, 2022 and 2021........................................................................................... F-3 Consolidated Statements of Operations for the Years Ended December 31, 2022 and 2021.............................................. F-4 Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2022 and 2021........... F-5 Consolidated Statements of Cash Flows for the Years Ended December 31, 2022 and 2021............................................. F-6 Notes to Consolidated Financial Statements F-7 19

Report of Independent Registered Public Accounting Firm Board of Directors and Stockholders Comstock Holding Companies, Inc. Opinion on the financial statements We have audited the accompanying consolidated balance sheets of Comstock Holding Companies, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Basis for opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical audit matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Realizability of Deferred Tax Assets and Valuation Allowance Assessment As described further in Note 12 to the consolidated financial statements, the Company assesses available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets. The Company continues to record valuation allowances against deferred tax assets when it is considered more likely than not that the deferred tax asset will not be realized prior to expiration. During 2023, after weighing all available positive and negative evidence, the Company released $1.5 million of the valuation allowance as management deemed estimated future taxable income to be sufficient to realize additional deferred tax assets related to net operating loss and tax credit carryforwards. The principal consideration for our determination that the realizability of deferred tax assets is a critical audit matter is that the estimate of future taxable income is an accounting estimate subject to a high level of estimation uncertainty. There is inherent uncertainty and subjectivity related to management’s judgments and assumptions regarding the Company’s future taxable income, the determination of which is complex in nature and may be affected by future operations of the Company and market or economic conditions. As such, significant auditor judgment was required. F-1

Our audit procedures related to the realizability of deferred tax assets included the following, among others. • We obtained an understanding of the design and tested implementation of controls relating to the evaluation of the realizability of deferred tax assets and the estimation of future taxable income; • We evaluated management’s assumptions regarding the Company’s estimated future taxable income, including comparison of previous forecasts to actual results and obtained support for incremental changes applied to the prior forecast; • With the assistance of our income tax specialists, we evaluated the nature of each of the deferred tax assets, including their expiration dates and their projected utilization when compared to projections of future taxable income. /s/ GRANT THORNTON LLP We have served as the Company’s auditor since 2020. Arlington, Virginia March 21, 2024 F-2

COMSTOCK HOLDING COMPANIES, INC. Consolidated Balance Sheets (In thousands, except per share data) December 31, 2023 2022 Assets Current assets: Cash and cash equivalents $ 18,788 $ 11,722 Accounts receivable, net 496 504 Accounts receivable - related parties 4,749 3,291 Prepaid expenses and other current assets 353 264 Total current assets 24,386 15,781 Fixed assets, net 478 421 Intangible assets 144 144 Leasehold improvements, net 89 119 Investments in real estate ventures 7,077 7,013 Operating lease assets 6,790 7,625 Deferred income taxes, net 10,885 11,355 Deferred compensation plan assets 53 — Other assets 37 15 Total assets $ 49,939 $ 42,473 Liabilities and Stockholders' Equity Current liabilities: Accrued personnel costs $ 4,681 $ 4,959 Accounts payable and accrued liabilities 838 742 Current operating lease liabilities 854 791 Total current liabilities 6,373 6,492 Deferred compensation plan liabilities 77 — Operating lease liabilities 6,273 7,127 Total liabilities 12,723 13,619 Commitments and contingencies (Note 8) Stockholders' equity: Series C preferred stock; $0.01 par value; 20,000 shares authorized; none issued or outstanding as of December 31, 2023 and 2022 — — Class A common stock; $0.01 par value; 59,780 shares authorized; 9,525 issued and 9,440 outstanding as of December 31, 2023; 9,337 issued and 9,252 outstanding as of December 31, 2022 94 93 Class B common stock; $0.01 par value; 220 shares authorized, issued, and outstanding as of December 31, 2023 and 2022 2 2 Additional paid-in capital 202,112 201,535 Treasury stock, at cost (86 shares of Class A common stock) (2,662) (2,662) Accumulated deficit (162,330) (170,114) Total stockholders' equity 37,216 28,854 Total liabilities and stockholders' equity $ 49,939 $ 42,473 See accompanying Notes to Consolidated Financial Statements. F-3

COMSTOCK HOLDING COMPANIES, INC. Consolidated Statements of Operations (In thousands, except per share data) Year Ended December 31, 2023 2022 Revenue $ 44,721 $ 39,313 Operating costs and expenses: Cost of revenue 33,040 29,371 Selling, general, and administrative 2,305 1,784 Depreciation and amortization 212 206 Total operating costs and expenses 35,557 31,361 Income (loss) from operations 9,164 7,952 Other income (expense): Interest income (expense), net 96 (222) Gain (loss) on real estate ventures (1,187) 121 Other income (expense), net 79 2 Income (loss) from continuing operations before income tax 8,152 7,853 Provision for (benefit from) income tax 368 125 Net income (loss) from continuing operations 7,784 7,728 Net income (loss) from discontinued operations, net of tax — (381) Net income (loss) $ 7,784 $ 7,347 Impact of Series C preferred stock redemption — 2,046 Net income (loss) attributable to common stockholders $ 7,784 $ 9,393 Weighted-average common stock outstanding: Basic 9,629 8,974 Diluted 10,108 9,575 Net income (loss) per share: Basic - Continuing operations $ 0.81 $ 1.09 Basic - Discontinued operations — (0.04) Basic net income (loss) per share $ 0.81 $ 1.05 Diluted - Continuing operations $ 0.77 $ 1.02 Diluted - Discontinued operations — (0.04) Diluted net income (loss) per share $ 0.77 $ 0.98 See accompanying Notes to Consolidated Financial Statements. F-4

COMSTOCK HOLDING COMPANIES, INC.
Consolidated Statements of Changes in Stockholders' Equity
(In thousands)

	Series C Preferred Stock		Class A Common Stock		Class B Common Stock					
	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Treasury stock	Accumulated deficit	Total
Balance as of December 31, 2021	3,441	$ 6,765	8,102	$ 81	220	$ 2	$ 200,617	$ (2,662)	$ (179,507)	$ 25,296
Issuance of common stock, net of shares withheld for taxes	—	—	235	2	—	—	(570)	—	—	(568)
Redemption of Series C preferred stock	(3,441)	(6,765)	1,000	10	—	—	709	—	2,046	(4,000)
Stock-based compensation	—	—	—	—	—	—	779	—	—	779
Net income (loss)	—	—	—	—	—	—	—	—	7,347	7,347
Balance as of December 31, 2022	—	$ —	9,337	$ 93	220	$ 2	$ 201,535	$ (2,662)	$ (170,114)	$ 28,854
Issuance of common stock, net of shares withheld for taxes	—	—	188	1	—	—	(391)	—	—	(390)
Stock-based compensation	—	—	—	—	—	—	968	—	—	968
Net income (loss)	—	—	—	—	—	—	—	—	7,784	7,784
Balance as of December 31, 2023	—	$ —	9,525	$ 94	220	$ 2	$ 202,112	$ (2,662)	$ (162,330)	$ 37,216

See accompanying Notes to Consolidated Financial Statements.

F-5

COMSTOCK HOLDING COMPANIES, INC. Consolidated Statements of Cash Flows (In thousands) Year Ended December 31, 2023 2022 Operating Activities - Continuing Operations Net income (loss) from continuing operations $ 7,784 $ 7,728 Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used in) operating activities: Depreciation and amortization 212 206 Stock-based compensation 968 834 (Gain) loss on real estate ventures 1,187 (121) Distributions from real estate ventures 44 162 Deferred income taxes 470 (55) Accrued interest income (48) — (Gain) loss on disposal of fixed assets 9 — (Gain) loss on deferred compensation plan 1 — Changes in operating assets and liabilities: Accounts receivable (1,450) (1,932) Prepaid expenses and other current assets (41) (67) Accrued personnel costs (278) 1,491 Accounts payable and accrued liabilities 26 (41) Deferred compensation plan liabilities 75 — Other assets and liabilities 44 192 Net cash provided by (used in) operating activities 9,003 8,397 Investing Activities - Continuing Operations Investments in real estate ventures (1,583) (2,709) Proceeds from sale of CES — 1,016 Distributions from real estate ventures 335 220 Purchase of deferred compensation plan securities (52) — Purchase of fixed assets/leasehold improvements/intangibles (247) (626) Net cash provided by (used in) investing activities (1,547) (2,099) Financing Activities - Continuing Operations Payments under credit facility - due to affiliates — $ (5,500) Redemption of Series C Preferred Stock — (4,000) Payment of taxes related to the net share settlement of equity awards (390) (568) Net cash provided by (used in) financing activities (390) (10,068) Discontinued Operations Operating cash flows, net — (305) Investing cash flows, net — — Financing cash flows, net — (26) Net cash provided by (used in) discontinued operations — (331) Net increase (decrease) in cash and cash equivalents 7,066 (4,101) Cash and cash equivalents, beginning of period 11,722 15,823 Cash and cash equivalents, end of period $ 18,788 $ 11,722 Supplemental Cash Flow Information Net cash paid (received) for: Interest $ (48) $ 222 Income taxe 2s $6 92 Supplemental Disclosure of Non-Cash Investing and Financing Activities Issuance of Series A common stock to redeem Series C preferred stock $ — $ 4,230 Right of use assets and lease liabilities at commencement — 1,224 See accompanying Notes to Consolidated Financial Statements. F-6

COMSTOCK HOLDING COMPANIES, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (In thousands, except per share data or otherwise indicated) 1. Company Overview Comstock Holding Companies, Inc. ("Comstock" or the "Company"), founded in 1985 and incorporated in the state of Delaware in 2004, is a leading asset manager, developer, and operator of mixed-use and transit-oriented properties in the Washington, D.C. metropolitan area. On March 31, 2022, the Company completed the sale of Comstock Environmental Services, LLC ("CES"), a wholly owned subsidiary, to August Mack Environmental, Inc. ("August Mack") for approximately $1.4 million of total consideration. (See Note 3 for additional information). On June 13, 2022, the Company completed two separate significant transactions to further deleverage its balance sheet and enhance its long-term revenue outlook and growth potential. The first one with CP Real Estate Services, LC (“CPRES”), an entity owned by Christopher Clemente, Comstock’s Chief Executive Officer, redeemed all outstanding Series C preferred stock at a significant discount to carrying value. Secondly, the Company executed a new asset management agreement with Comstock Partners, LC ("CP"), an entity controlled by Mr. Clemente and wholly owned by Mr. Clemente and certain family members, which covers its Anchor Portfolio of assets (the "2022 AMA"). (See Notes 10 and 14 for additional information). The Company operates through four primarily real estate-focused subsidiaries – CHCI Asset Management, LC (“CAM”); CHCI Residential Management, LC; CHCI Commercial Management, LC; and Park X Management, LC. 2. Summary of Significant Accounting Policies Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and include the accounts of the Company and its consolidated subsidiaries. Intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current period presentation. The Company has reflected CES as a discontinued operation in its consolidated statements of operations for all periods presented. Unless otherwise noted, all amounts and disclosures throughout these Notes to Consolidated Financial Statements relate to the Company's continuing operations. (See Note 3 for additional information). Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant items subject to such estimates include, but are not limited to, the valuation of equity method investments, incentive fee revenue recognition, and the valuation of deferred tax assets. Assumptions made in the development of these estimates contemplate both the macroeconomic landscape and the Company's anticipated results, however actual results may differ materially from these estimates. Fiscal Year Comstock uses a fiscal reporting calendar which begins on January 1 and ends on December 31. The fiscal years presented are the years ended December 31, 2023 (“2023”) and December 31, 2022 (“2022”). Each of the Company’s fiscal quarters ends on the last day of the calendar month. Segment Information Operating segments are defined as components of a business that can earn revenue and incur expenses for which discrete financial information is evaluated on a regular basis by the chief operating decision maker (“CODM”) in order to decide how to allocate resources and assess performance. The Company's CODM, its chief executive officer, primarily reviews consolidated results of operations to assess performance and make decisions on how to allocate resources, therefore the Company views its operations and manages its business as one reportable operating segment. F-7

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term investments with maturities of three months or less when purchased. The Company's cash and cash equivalents include holdings in checking and overnight sweep investment accounts, all of which have daily maturities. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of these investments.

Accounts Receivable

Accounts receivable are recorded at the amount invoiced. The Company records an allowance for doubtful accounts on an as-needed basis to reduce the trade accounts receivables balance by the estimated amounts that may become uncollectible in the future. The allowance for doubtful accounts estimate is based on the accounts receivable aging report, historical collection experience, and the payee's general financial condition. The Company does not record an allowance for doubtful accounts on accounts receivable from related parties due to the nature of the receivables and collection history. As of December 31, 2023, the Company's allowance for doubtful accounts was $0.2 million.

Concentrations of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable from related parties. The Company invests a significant portion of its excess cash position into U.S. Treasury-based funds through an automated overnight sweep investment account program administered by a brokerage firm affiliated with the bank at which the majority of our cash deposits are held. The Company maintains cash and cash equivalents in financial institutions that management believes to be financially sound and with minimal credit risk. At times, the Company's deposits exceed federally insured limits, however management believes that the Company's credit risk exposure is mitigated by the financial strength of the banking institutions in which the deposits are held. The Company does a significant amount of business with related parties, demonstrated by related parties accounting for 97.4% of its consolidated revenue and 90.5% of its accounts receivable in 2023. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk and monitors the credit standing of its related party entities.

Investments in Real Estate Ventures

The Company holds investments in certain real estate ventures that qualify for equity method accounting treatment. Based on elections made at the investment date, the Company has elected to record certain equity method investments at fair value. With this treatment, investments are recorded at fair value on the consolidated balance sheets and subsequently remeasured at each reporting period. The fair value of these investments as of the balance sheet date is generally determined using a discounted cash flow analysis, income approach, or sales-comparable approach, depending on the unique characteristics of the real estate venture. Assumptions about the discount rate are based on a weighted average cost of capital built up from various interest rate components applicable to the Company. Assumptions about the growth rate and future financial performance of a reporting unit are based on the Company's forecasts, business plans, economic projections and anticipated future cash flows. Market multiples are derived from recent transactions among comparable real estate properties of similar size, construct, and location. The net change in the fair value of the investments is recorded on the consolidated statements of operations as other income (expense).

In addition, the Company performs an analysis on its investments in real estate ventures to determine if they qualify as a variable interest entity ("VIE"). For an entity in which we have acquired an interest, the entity will be considered a VIE if either of the following characteristics are met: (i) the entity lacks sufficient equity to finance its activities without additional subordinated financial support, or (ii) equity holders, as a group, lack the characteristics of a controlling financial interest. If an entity is determined to be a VIE, the Company then determines if it is the primary beneficiary to determine if the entity needs to be included in its consolidated financial results. The primary beneficiary has both (i) the power to direct the activities that most significantly impact the VIE's economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance, including evaluating the nature of relationships and activities of the parties involved and, where necessary, determining which party within a related-party group is most closely associated with the VIE and would therefore be considered the primary beneficiary. The Company determines primary beneficiary status of a VIE at the time of investment and performs ongoing reassessments to evaluate whether changes in the entity's capital structure or changes in the nature of its involvement with the entity result in a change to the VIE designation or a change to its consolidation conclusion. (See Note 5 for additional information).

F-8

Fixed Assets Fixed assets are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over their estimated useful lives, which are as follows: Asset Class Estimated Useful Life Leasehold improvements Shorter of asset life or related lease term Furniture and fixtures 7 years Office equipment 5 years Vehicles 5 years Computer equipment 3 years Capitalized software 3 years Evaluation of Long-Lived Assets The Company evaluates the recoverability of its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Goodwill and Intangible Assets On an annual basis, and at interim periods when circumstances require, the Company tests the recoverability of any goodwill and intangible assets balances that exist at that time and reviews for indicators of impairment. The Company performs impairment assessments at the reporting unit level, which is defined as an operating segment or one level below an operating segment, also known as a component. To test for the recoverability of goodwill and indefinite-lived intangible assets, the Company first performs a qualitative assessment based on economic, industry and company-specific factors for all or selected reporting units to determine whether the existence of events and circumstances indicates that it is more likely than not that the goodwill or indefinite-lived intangible asset is impaired. Based on the results of the qualitative assessment, two additional steps in the impairment assessment may be required. The first step would require a comparison of each reporting unit’s fair value to the respective carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss on a relative fair value basis, if any. Fair Value Measurement The Company applies fair value accounting for all financial assets and liabilities that are reported at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. The hierarchy prioritizes the inputs used to measure fair value by the lowest level of input that is available and significant to the fair value measurement. The three levels are described as follows: • Level 1: Observable inputs. Quoted prices in active markets for identical assets and liabilities; • Level 2: Observable inputs other than the quoted price. Includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets and amounts derived from valuation models where all significant inputs are observable in active markets; and • Level 3: Unobservable inputs. Includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions. The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification as of each reporting period. Leases The determination of whether an arrangement contains a lease and the classification of a lease, if applicable, is made at lease commencement, at which time the Company also measures and recognizes a right-of-use ("ROU") asset, representing the Company’s right to use the underlying asset, and a lease liability, representing the Company’s obligation to make lease payments under the terms of the arrangement. Operating lease assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments (e.g., rent) over the lease term beginning at the commencement date. The operating lease F-9 assets are adjusted for lease incentives, deferred rent, and initial direct costs, if incurred. The related lease expense is recognized on a straight-line basis over the lease term. The Company's leases generally do not include an implicit rate; therefore, an incremental borrowing rate is used that is based on information available at the lease commencement date in determining the present value of future minimum lease payments. The Company typically looks to floating interest rates charged under existing arrangements or current market interest rates at the time of lease commencement when determining the incremental borrowing rate. For the purpose of recognizing operating lease assets and liabilities, the Company has elected the practical expedient to not recognize an asset or lease liability for short-term leases, which are leases with a term of twelve months or less. The lease term is defined as the non-cancelable portion of the lease term plus any periods covered by an option to extend the lease if it is reasonably certain that the option will be exercised. Revenue The Company’s revenue streams, revenue recognition policies, and cost of revenue details are summarized by the following: Asset Management/Property Management/Parking Asset management pricing associated with the 2022 AMA includes a cost-plus management fee or a market-rate fee form of variable consideration, and the Company earns whichever is higher. Revenue for other asset management contracts is generally in the form of a monthly fee based upon property-level cash receipts or leasing agreements executed at the managed properties. Property Management pricing is generally in the form of a monthly management fee based upon property-level cash receipts, square footage under management, or some other variable metric. Parking management pricing is generally in the form of a fixed monthly management fee to include additional fixed fees for accounting, remote monitoring, ticketing, insurance, and various other site-level services. In addition, property management and parking revenue includes reimbursable expenses such as payroll and other employee costs for those performing services at managed properties. Asset management, property management, and parking services represent a series of distinct daily services rendered over time. The revenue these services is presented gross for any services provided by the Company's employees and presented net of third- party reimbursements in instances where the Company does not control third-party services delivered to the client. Consistent with the transfer of control for distinct, daily services to the customer, revenue is typically recognized at the end of each period for the fees associated with the services performed. Financing Compensation for commercial mortgage and structured financing services is received via fees paid upon successful commercial financing from third-party lenders. The earned fees are contingent upon the funding of the loan, which represents the transfer of control for services to the customer. Therefore, the Company's performance obligation is satisfied at the point in time of the funding of the loan when there is a present right to payment. Leasing Compensation for providing strategic advice and execution for owners, investors, and occupiers is received in the form of a commission. The commission is paid upon signing of the lease by the tenant, therefore the Company's performance obligation is satisfied at the time of the contractual event, when there is a present right to payment. Construction & Development Fees for project and development services for owners and occupiers of real estate are typically variable and based on a percentage of the total project cost. Project and development services represent a series of performance obligations delivered over time; therefore, the Company recognizes revenue over time for these services accordingly. Incentive Fees Pursuant to the 2022 AMA, incentive compensation fees revenue ("Incentive Fees") may be earned on certain managed real estate assets if defined triggering events, which are differentiated based on the classification of the assets, are achieved. (See Note 14 for additional information). F-10

Incentive Fees are calculated as a percentage of the imputed profit that would be realized upon the hypothetical sale or recapitalization of the asset (or assets) for which triggering event criteria were met. The calculation of imputed profit is based on a fair market value assessment that includes highly variable financial inputs and must also consider macro-economic and environmental factors that may affect fair market value. Due to the subjective and potentially volatile nature of this variable consideration, revenue is only recognized on Incentive Fees for each managed asset when 1) any material uncertainties associated with the valuation of real estate assets that drive Incentive Fees are substantially resolved and 2) it is probable that a significant reversal in the amount of related cumulative Incentive Fee revenue recognized will not occur. As a result, the Company only recognizes Incentive Fees at or near each asset's respective triggering event (as detailed in the 2022 AMA) when imputed profit can be reasonably calculated and relied upon to not materially change. Cost of Revenue Cost of revenue is composed primarily of employment expenses for personnel dedicated to providing services to the Anchor Portfolio as well as the costs and expenses of the Company related to maintaining the public listing of its shares and complying with related regulatory and reporting obligations pursuant to the 2022 AMA. It also includes payroll and other reimbursable expenses incurred under the Company's various property management agreements. Stock-Based Compensation Stock-based compensation expense for restricted stock units is measured based on the fair value of the Company’s common stock on the grant date. The Company utilizes the Black-Scholes option pricing model to estimate the grant-date fair value of stock option awards. The exercise price of stock option awards is set to equal the quoted closing market price of the underlying common stock at the date of the grant. The following weighted-average assumptions are also used to calculate the estimated fair value of stock option awards: • Expected volatility: The expected volatility of the Company’s shares is estimated using the historical stock price volatility over the most recent period commensurate with the estimated expected term of the awards. • Expected term: The Company determines the expected term by calculating the weighted-average period of time between the grant date and exercise or post-vesting cancellation date of all outstanding stock options. • Dividend yield: The Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero. • Risk-free interest rate: The Company bases the risk-free interest rate on the implied yield available on a U.S. Treasury note with a term equal to the estimated expected term of the awards. The Company applies the graded vesting attribution method to recognize compensation expense for stock-based awards. Using this method, the estimated grant-date fair value of the award is recognized over the requisite service period for each separately vesting tranche as though each tranche of the award is, in substance, a separate award. This advanced recognition expense from future vesting tranches results in the accelerated recognition of the overall compensation cost related to the award. The Company has elected to account for forfeitures as they occur. For awards with a performance-based vesting condition, the Company accrues stock-based compensation expense if it is probable that the performance condition will be achieved. Interest Income Interest income from our automated overnight "sweep account" program investments is recognized on an accrual basis. Interest income is included in "interest income (expense), net" on our consolidated statements of operations. Income Taxes Income taxes are accounted for under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We provide a valuation allowance when we consider it “more likely than not” (greater than 50% probability) that a deferred income tax asset will not be fully recovered. Adjustments to the valuation allowance are a component of the deferred income tax expense or benefit in the consolidated statements of operations. F-11

For interim periods, an income tax provision (benefit) is recognized based on the estimated annual effective tax rate expected for the entire fiscal year. The interim annual estimated effective tax rate is based on the statutory tax rates then in effect, as adjusted for estimated changes in permanent differences, and excludes certain discrete items whose tax effect, when material, is recognized in the interim period in which they occur. These changes in permanent differences and discrete items result in variances to the effective tax rate from period to period. Impacts from significant pre-tax, non-recognized subsequent events are excluded from the interim estimated annual effective rate until the period in which they occur. Net Income (Loss) per Share Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common share equivalents or any impacts from Preferred Stock activity. Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options and vesting of restricted stock unit awards. Diluted net income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by the fully diluted weighted-average number of common shares outstanding during the period. The diluted weighted-average common shares outstanding amount includes the impact of common share equivalents, which are the incremental shares of common stock that would be issuable upon the hypothetical exercise of stock options and vesting of restricted stock unit awards. The common stock equivalents are calculated using the treasury stock method and average market prices during the periods and are included in the diluted net income (loss) per share calculation unless their inclusion would be anti-dilutive. Recent Accounting Pronouncements - Adopted In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments.” This guidance is intended to introduce a revised approach to the recognition and measurement of credit losses, emphasizing an updated model based on current expected credit losses ("CECL") rather than incurred losses. The Company adopted the standard effective January 1, 2023, and determined that adoption of the standard had no material impact on its consolidated financial statements and related disclosures. Recent Accounting Pronouncements - Not Yet Adopted In March 2023, the FASB issued ASU 2023-01, “Leases (Topic 842) – Common Control Arrangements.” This guidance amends certain provisions of ASC 842, specifically those that apply to leasing arrangements between related parties under common control. The standard will become effective for fiscal years beginning after December 15, 2023, and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements and related disclosures. In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements – Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This guidance affects a wide variety of topics in the Codification. The effective date for each amendment will be the date on which the removal of the respective related disclosures from Regulation S- X or Regulation S-K becomes effective. Early adoption is prohibited. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements and related disclosures. In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improving Reportable Segment Disclosures.” This guidance is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The standard requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The standard also requires all annual disclosures currently required by ASC Topic 280 to be included in interim periods. This standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures. In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This guidance is a final standard on improvements to income tax disclosures and requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted and should be applied prospectively. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures. F-12

3. Discontinued Operations On March 31, 2022, the Company completed the sale of CES to August Mack in accordance with the Asset Purchase Agreement for approximately $1.4 million of total consideration, composed of $1.0 million in cash and $0.4 million of cash held in escrow that is subject to net working capital and other adjustments. The Company executed this divestiture to enhance its focus and pursue continued growth initiatives for its core asset management business. The following table reconciles major line items constituting pretax income (loss) from discontinued operations to net income (loss) from discontinued operations as presented in the consolidated statements of operations (in thousands): Year Ended December 31, 2023 2022 Revenue $ — $ 1,460 Cost of revenue — (1,562) Selling, general, and administrative — (403) Other income (expense) — 87 Pre-tax income (loss) from discontinued operations — (418) Provision for (benefit from) income tax — (37) Net income (loss) from discontinued operations $ — $ (381) The Company recognized a net loss of $0.2 million on the divestiture of CES, calculated by comparing the final adjusted purchase price to the carrying value of the net assets sold in the transaction as of March 31, 2022. These amounts reflect the finalized transaction costs and net working capital adjustments. 4. Fixed Assets & Intangible Assets The following table provides a detailed breakout of fixed assets, by type (in thousands): December 31, 2023 2022 Computer equipment and capitalized software $ 444 $ 538 Furniture and fixtures 115 80 Office equipment 67 60 Vehicles 193 83 Total fixed assets 819 761 Accumulated depreciation (341) (340) Total fixed assets, net $ 478 $ 421 Depreciation expense for the years ended December 31, 2023 and 2022 was $0.2 million and $0.2 million, respectively. On May 6, 2022, the Company purchased the rights to the www.comstock.com domain name for $0.1 million. The Company has recorded the domain name purchase as an indefinite-lived intangible asset on its consolidated balance sheets that will be tested annually for impairment. F-13

5. Investments in Real Estate Ventures

The following table summarizes the Company's investments in real estate ventures that are recorded on the consolidated balance sheets (in thousands):

Investment	Ownership %	December 31, 2023	December 31, 2022	Accounting Method
Investors X	50.0%	$ 976	$ 1,369	Fair Value
The Hartford	2.5%	610	953	Fair Value
BLVD Forty Four	5.0%	1,837	2,135	Fair Value
BLVD Ansel	5.0%	2,090	2,556	Fair Value
Total investments recorded at fair value		5,513	7,013	
Comstock 41	100.0%	1,564	—	Consolidated
Total investments in real estate ventures		$ 7,077	$ 7,013	

The Company's maximum loss exposure on each of its investments in real estate ventures is equal to the carrying amount of the investment. Additional details on each investment are as follows:

Investors X

On April 30, 2019, the Company entered into a master transfer agreement with CPRES which entitled the Company to priority distribution of residual cash flow from its Class B membership interest in Comstock Investors X, L.C. ("Investors X"), an unconsolidated variable interest entity that owns the Company's residual homebuilding operations. As of December 31, 2023, the residual cash flow primarily relates to anticipated proceeds from the sale of rezoned residential lots. The cash will be released as land development work associated with these projects is completed and lots are sold. (See Note 14 for additional information).

The Hartford

In December 2019, the Company entered into a joint venture with CP to acquire The Hartford Building ("The Hartford"), a Class-A office building adjacent to Clarendon Station on Metro's Orange Line in Arlington County's premier transit-oriented office market, the Rosslyn-Ballston Corridor. Built in 2003, the 211,000 square foot mixed-use Leadership in Energy and Environmental Design ("LEED") GOLD building is being leased to multiple high-quality tenants. In February 2020, the Company arranged for DivcoWest to purchase a majority ownership stake in The Hartford Building and secured a $87.0 million loan facility from MetLife. As part of the transaction, the Company entered into asset management and property management agreements to manage the property in exchange for market-rate fees, for which it recognized $0.9 million of revenue for the year ended December 31, 2023. Fair value is determined using an income approach and sales comparable approach models. As of December 31, 2023, the Company's ownership interest in The Hartford was 2.5%. (See Note 14 for additional information).

BLVD Forty Four

In October 2021, the Company entered into a joint venture with CP to acquire a stabilized 15-story, luxury high-rise apartment building in Rockville, Maryland that was rebranded as BLVD Forty Four. Located one block from the Rockville Station on Metro's Red Line and in the heart of the I-270 Technology and Life Science Corridor, the 263-unit mixed use property built in 2015 includes approximately 16,000 square feet of retail and a commercial parking garage. In connection with the transaction, the Company received an acquisition fee and is entitled to receive investment-related income and promote distributions in connection with its equity interest in the asset. The Company also provides asset, residential, retail and parking property management services for the property in exchange for market-rate fees, for which it recognized $1.3 million of revenue for the year ended December 31, 2023. Fair value is determined using an income approach and sales comparable approach models. As of December 31, 2023, the Company's ownership interest in BLVD Forty Four was 5.0%. (See Note 14 for additional information).

BLVD Ansel

In March 2022, the Company entered into a joint venture with CP to acquire BLVD Ansel, a newly completed 18-story, luxury high-rise apartment building with 250 units located adjacent to the Rockville Metro Station and BLVD Forty Four in Rockville, Maryland. BLVD Ansel features approximately 20,000 square feet of retail space, 611 parking spaces, and expansive amenities including multiple private workspaces designed to meet the needs of remote-working residents. In connection with the transaction, the Company received an acquisition fee and is entitled to receive investment-related income and promote distributions in connection with its equity interest in the asset. The Company also provides asset, residential, retail and parking property management services for the property in exchange for market rate fees, for which it recognized $1.1 million of revenue

F-14

for the year ended December 31, 2023. Fair value is determined using an income approach and sales comparable approach models. As of December 31, 2023, the Company's ownership interest in BLVD Ansel was 5.0%. (See Note 14 for additional information).

The following table below summarizes the activity of the Company's unconsolidated investments in real estate ventures that are reported at fair value (in thousands):

Balance as of December 31, 2021	$	4,702
Investments		2,709
Distributions		(382)
Change in fair value		(16)
Balance as of December 31, 2022	$	7,013
Investments		89
Distributions		(379)
Change in fair value		(1,210)
Balance as of December 31, 2023	$	5,513

Comstock 41

In December 2023, the Company completed the acquisition of an 18,150 square foot land parcel located at 41 Maryland Avenue in Rockville, Maryland ("Comstock 41") through a wholly owned subsidiary for $1.5 million. This investment property sits adjacent to BLVD Ansel and BLVD Forty-Four and is currently a surface parking lot. Comstock 41 has existing entitlements for at least 117 dwelling units and approximately 11,000 square feet of retail space. (See Note 14 for additional information).

Other Investments

In addition, the Company has a joint venture with Superior Title Services, Inc. ("STS") to provide title insurance to its clients. The Company records this co-investment using the equity method of accounting and adjusts the carrying value of the investment for its proportionate share of net income and distributions. The carrying value of the STS investment is recorded in "other assets" on the Company's consolidated statement of balance sheets. The Company's proportionate share of net income and distributions are recorded in gain (loss) on real estate ventures in the consolidated statements of operations and was immaterial for the years ended December 31, 2023 and 2022, respectively.

Investment Financial Information

The following tables summarize the combined summarized statements of operations information for our unconsolidated investments in real estate ventures (in thousands):

	Year Ended December 31,			
Combined Statements of Operations:		**2023**		**2022**
Revenue	$	24,877	$	20,825
Operating income (loss)		13,251		11,550
Net income (loss)	$	(10,506)		(7,360)

6. Leases

The Company has operating leases for office space leased in various buildings for its own use. The Company's leases have original terms ranging from 5 to 10 years. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants. Lease costs related to the Company's operating leases are primarily reflected in "cost of revenue" in the consolidated statements of operations, as they are a reimbursable cost under the Company's respective asset management agreements. (See Note 14 for additional information).

F-15

The following table summarizes operating lease costs, by type (in thousands): Year Ended December 31, 2023 2022 Operating lease costs Fixed lease costs $ 1,186 $ 1,045 Variable lease costs 458 361 Total operating lease costs $ 1,644 $ 1,406 The following table presents supplemental cash flow information related to the Company's operating leases (in thousands): Year Ended December 31, 2023 2022 Cash paid for lease liabilities: Operating cash flows from operating leases $ 1,588 $ 1,350 As of December 31, 2023 the Company's operating leases had a weighted-average remaining lease term of 6.76 years and a weighted-average discount rate of 4.64%. The following table summarizes future lease liability payments (in thousands): Year Ending December 31, Operating Leases 2024 $ 1,167 2025 1,194 2026 1,222 2027 1,203 2028 1,233 Thereafter 2,336 Total future lease payments 8,355 Imputed interest (1,228) Total lease liabilities $ 7,127 The Company does not have any lease liabilities which have not yet commenced as of December 31, 2023. 7. Debt Credit Facility - Due to Affiliates On March 19, 2020, the Company entered into a Revolving Capital Line of Credit Agreement with CPRES, pursuant to which the Company secured a $10.0 million capital line of credit (the “Credit Facility”) that will expire in March 2025. The Credit Facility provides for an initial variable interest rate of the Wall Street Journal Prime Rate plus 1.00% per annum on advances made under the Credit Facility, payable monthly in arrears. The Company made a $5.5 million initial draw on the Credit Facility in the form of a note with an April 30, 2023, maturity date. On September 30, 2022, the Company paid down its $5.5 million outstanding principal balance on the Credit Facility in full. As of December 31, 2023, the Credit Facility remained available for use and the Company had no outstanding debt or financing arrangements for which future payments are due. 8. Commitments and Contingencies The Company maintains certain non-cancelable operating leases that contain various renewal options. (See Note 6 for additional information) The Company is subject to litigation from time to time in the ordinary course of business; however, the Company does not expect the results, if any, to have a material adverse impact on its results of operations, financial position, or liquidity. The Company records a contingent liability when it is both probable that a liability has been incurred and the amount can be reasonably F-16 estimated; however, the Company is not aware of any reasonably possible losses that would have a material impact on its results of operations, financial position, or liquidity. The Company expenses legal defense costs as they are incurred. 9. Fair Value Disclosures As of December 31, 2023, the carrying amount of cash and cash equivalents, accounts receivable, other current assets, and accounts payable approximated fair value because of the short-term nature of these instruments. As of December 31, 2023, deferred compensation plan assets, which are Company-funded investments that are meant to correlate with participant-directed hypothetical investments in stock and bond mutual funds, are measured using quoted prices in active markets based on the market price per unit multiplied by the number of units held (Level 1). Corresponding deferred compensation plan liabilities reflect the fair value of the aforementioned hypothetical investments and are based on inputs derived principally from observable market data (Level 2) through their direct correlation with the deferred compensation plan assets. As of December 31, 2023, the Company had certain equity method investments in real estate ventures that it elected to record at fair value using significant unobservable inputs (Level 3). (See Note 5 for additional information). The Company may also value its non-financial assets and liabilities, including items such as long-lived assets, at fair value on a non-recurring basis if it is determined that impairment has occurred. Such fair value measurements typically use significant unobservable inputs (Level 3), unless a quoted market price (Level 1) or quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, or amounts derived from valuation models (Level 2) are available. 10. Stockholders' Equity Common Stock The Company's certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock, each with a par value of $0.01 per share. Holders of Class A common stock and Class B common stock are entitled to dividends when, as and if, declared by the Company's board of directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to fifteen votes per share. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer. As of December 31, 2023, the Company had not declared any dividends. Preferred Stock The Company's certificate of incorporation authorizes the issuance of Series C non-convertible preferred stock with a par value of $0.01 per share. Series C Preferred Stock has a discretionary, non-cumulative, dividend feature and is redeemable by holders in the event of liquidation or change in control of the Company. On June 13, 2022, the Company entered into a Share Exchange and Purchase Agreement ("SEPA") with CPRES, pursuant to which the Company acquired from CPRES all outstanding shares of its non-convertible and non-redeemable Series C preferred stock for (i) 1.0 million shares of the Company’s Class A common stock, valued at the consolidated closing bid price of the Class A shares on Nasdaq on the business day immediately preceding the entry into the SEPA and (ii) $4.0 million in cash. The SEPA was unanimously approved by the independent directors of the Company. Upon completion of the transaction, all shares of Series C preferred stock were immediately cancelled and fully retired. At the time of the transaction, the total carrying value of the Series C preferred stock (including the related additional paid-in capital) was $10.3 million. The share exchange was accounted for as a redemption; therefore, the $2.0 million difference between the carrying value and the $8.3 million fair value of the consideration paid upon redemption was added to net income to arrive at income attributable to common stockholders and calculate net income (loss) per share for the Company's fiscal year ended December 31, 2022. (See Note 13 for additional information). Stock-based Compensation On February 12, 2019, the Company approved the 2019 Omnibus Incentive Plan (the “2019 Plan”), which replaced the 2004 Long-Term Compensation Plan (the “2004 Plan”). The 2019 Plan provides for the issuance of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, dividend equivalents, performance awards, and stock or other stock-based awards. The 2019 Plan mandates that all lapsed, forfeited, expired, terminated, cancelled and withheld shares, including those from the predecessor plan, be returned to the 2019 Plan and made available for issuance. The 2019 Plan originally authorized F-17

2.5 million shares of the Company's Class A common stock for issuance. As of December 31, 2023, there were 1.4 million shares of Class A common stock available for issuance under the 2019 Plan.

During the years ended December 31, 2023 and 2022, the Company recorded stock-based compensation expense of $1.0 million and $0.8 million, respectively. Stock-based compensation costs are included in selling, general, and administrative expense on the Company's consolidated statements of operations. As of December 31, 2023, there was $0.8 million of total unrecognized stock-based compensation, which is expected to be recognized over a weighted-average period of 1.9 years.

Restricted Stock Units

Restricted stock unit ("RSU") awards granted to employees are subject to continued employment and generally vest in four annual installments over the four years period following the grant dates. The Company also grants certain RSU awards to management that contain additional vesting conditions tied directly to a defined performance metric for the Company ("PSUs"). The actual number of PSUs that will vest can range from 60% to 120% of the original grant target amount, depending upon actual Company performance below or above the established performance metric targets. The Company estimates performance in relation to the defined targets when calculating the related stock-based compensation expense.

The following table summarizes all restricted stock unit activity (in thousands, except per share data):

	RSUs Outstanding	Weighted-Average Grant Date Fair Value
Balance as of December 31, 2022	702	$ 2.95
Granted	279	4.03
Released	(257)	2.71
Canceled/Forfeited	(53)	3.90
Balance as of December 31, 2023	671	$ 3.42

The total intrinsic value of RSUs that vested during the years ended December 31, 2023 and 2022 was $1.1 million and $1.0 million, respectively.

Stock Options

Non-qualified stock options generally expire 10 years after the grant date and, except under certain conditions, the options are subject to continued employment and vest in four annual installments over the four-year period following the grant dates.

The following table summarizes all stock option activity (in thousands, except per share data and time periods):

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance as of December 31, 2022	131	$ 4.08	4.4	$ 172
Granted	—	—		
Exercised	—	—		
Canceled/Forfeited	—	—		
Expired	(15)	11.81		
Balance as of December 31, 2023	116	$ 3.07	3.9	$ 192
Exercisable as of December 31, 2023	116	$ 3.07	3.9	$ 192

There were no stock option exercises during the year ended December 31, 2023. The total intrinsic value of stock options exercised during the year ended December 31, 2022, was $0.6 million.

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11. Revenue All the Company's revenue was for the years ended December 31, 2023 and 2022 was generated in the United States. The following tables summarize the Company’s revenue by line of business, customer type, and contract type (in thousands): Year Ended December 31, 2023 2022 Revenue by Line of Business Asset management $ 29,278 $ 26,680 Property management 10,604 9,398 Parking management 4,839 3,235 Total revenue $ 44,721 $ 39,313 Year Ended December 31, 2023 2022 Revenue by Customer Type Related party $ 43,568 $ 38,719 Commercial 1,153 594 Total revenue $ 44,721 $ 39,313 Year Ended December 31, 2023 2022 Revenue by Contract Fee Type1 Fixed-price $ 6,255 $ 7,048 Cost-plus 26,170 22,652 Variable 12,296 9,613 Total revenue $ 44,721 $ 39,313 1 Certain contracts contain multiple revenue streams with characteristics that lend to classification in more than one category. For the years ended December 31, 2023, and 2022 the Company recognized revenue from incentive fees of $4.8 million and $3.9 million, respectively. The incentive fee revenue recognized in both periods stemmed from scheduled annual triggering events for operating assets that began on October 1, 2022, and are scheduled each October 1 through 2024, pursuant to the terms of the 2022 AMA. All Incentive Fees recognized to date have been related to services performed in prior periods for which revenue recognition criteria were previously constrained. Subsequent to these scheduled triggering events, and in accordance with terms pursuant to the 2022 AMA, incentive fees may be recognized on assets currently under development upon the achievement of future triggering events tied to various metrics that indicate stabilization, such as occupancy and leasing rates. (See Note 14 in the Notes to Consolidated Financial Statements for additional information). F-19

12. Income Tax The following table summarizes the components of the provision for (benefit from) income tax (in thousands): Year Ended December 31, 2023 2022 Current: Federal $ — $ — State (102) 180 Total current taxes (102) 180 Deferred: Federal 1,839 1,281 State 178 (195) Total deferred taxes 2,017 1,086 Other: Valuation allowance (1,547) (1,141) Provision for (benefit from) income taxes $ 368 $ 125 The following table presents a reconciliation the statutory federal income tax rate to the Company's effective income tax rate: Year Ended December 31, 2023 2022 Federal statutory rate 21.00% 21.00 % State income taxes, net of federal benefit 4.64% 5.67 % Permanent differences 0.50% (2.40)% Return to provision (0.99)% 0.00 % Change in valuation allowance (18.99)% (14.54)% Change in state tax rate (0.21)% (5.70)% Other (1.44)% (2.45)% Effective tax rate 4.51% 1.59 % The Company's effective tax rates for the years ended December 31, 2023 and 2022 differ from the U.S. federal statutory tax rate of 21%, primarily due to state income taxes and the impact of valuation allowance releases of $1.5 million and $1.1 million, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recorded valuation allowances for certain tax attributes and deferred tax assets due to the existence of sufficient uncertainty regarding the future realization of those deferred tax assets through future taxable income. Based on its recent financial performance and current forecasts of future operating results, the Company conducts a quarterly analysis to determine if it is more likely than not that a portion of the deferred tax assets related to its net operating loss carryforwards will be utilized in future periods. The Company's effective tax rate in any given period is directly impacted by the timing and magnitude of any partial valuation allowance releases. F-20

The following table summarizes the components of the Company's deferred tax assets and liabilities (in thousands): December 31, 2023 2022 Deferred tax assets: Net operating loss and tax credit carryforwards $ 31,465 $ 33,532 Stock-based compensation 471 481 Investments in affiliates 1,395 1,237 Right of use lease liability 1,825 2,017 Bonus accrual 1,172 1,246 Goodwill amortization — (1) Valuation allowance (23,666) (25,214) Total deferred tax assets 12,662 13,298 Deferred tax liabilities: Right of use lease asset (1,739) (1,943) Depreciation and amortization (38) — Total deferred tax liabilities (1,777) (1,943) Net deferred income tax assets (liabilities) $ 10,885 $ 11,355 As of December 31, 2023, the Company had $122.8 million of net operating loss (“NOL") carryforwards. These NOLs, if unused, will begin expiring in 2028. Under Code Section 382 (“Section 382”) rules, if a change of ownership is triggered, the Company’s NOL assets and possibly certain other deferred tax assets may be impaired. Given Section 382’s broad definition, an ownership change could be the unintended consequence of otherwise normal market trading in the Company’s stock that is outside of the Company’s control. In an effort to preserve the availability of these NOLs, the Company has adopted a Section 382 rights agreement that is scheduled to expire on March 27, 2025. The Section 382 rights agreement helps to reduce the likelihood of an unintended “ownership change”, thus preserving the value of these future tax benefits. We estimate that as of December 31, 2023, the three-year cumulative shift in ownership of the Company’s stock had not triggered a limitation in the use of our NOL asset. As of December 31, 2023, there were no uncertain tax positions that, if recognized, would affect the Company's effective tax rate. We file U.S. and state income tax returns in jurisdictions with varying statutes of limitations. All of our income tax returns remain subject to examination by federal and state tax authorities due to the availability of our NOL carryforwards. F-21

13. Net Income (Loss) Per Share

The following table sets forth the calculation of basic and diluted net income per share (in thousands, except per share data):

	Year Ended December 31,	
	2023	2022
Numerator:		
Net income (loss) from continuing operations - Basic and Diluted	$ 7,784	$ 7,728
Impact of Series C preferred stock redemption	—	2,046
Net income (loss) from continuing operations attributable to common stockholders - Basic and Diluted	7,784	9,774
Net income (loss) from discontinued operations - Basic and Diluted	—	(381)
Net income (loss) attributable to common shareholders - Basic and Diluted	$ 7,784	$ 9,393
Denominator:		
Weighted-average common shares outstanding - Basic	9,629	8,974
Effect of common share equivalents	479	601
Weighted-average common shares outstanding - Diluted	10,108	9,575
Net income (loss) per share:		
Basic - Continuing operations	$ 0.81	$ 1.09
Basic - Discontinued operations	—	(0.04)
Basic net income (loss) per share	$ 0.81	$ 1.05
Diluted - Continuing operations	$ 0.77	$ 1.02
Diluted - Discontinued operations	—	(0.04)
Diluted net income (loss) per share	$ 0.77	$ 0.98

The following common share equivalents have been excluded from the computation of diluted net income (loss) per share because their effect was anti-dilutive (in thousands):

	Year Ended December 31,	
	2023	2022
Restricted stock units	2	6
Stock options	29	35
Warrants	46	89

14. Related Party Transactions

On June 13, 2022, CHCI Asset Management, L.C. ("CAM"), an entity wholly owned by the Company, entered into a new master asset management agreement with CP (the "2022 AMA") that superseded in its entirety the previous asset management agreement between CAM and CPRES dated April 30, 2019 (the "2019 AMA"). Entry into the 2022 AMA was unanimously approved by the independent directors of the Company.

Consistent with the structure of the 2019 AMA, the 2022 AMA engages CAM to manage and administer CP's commercial real estate portfolio (the "Anchor Portfolio") and the day to-day operations of CP and each property-owning subsidiary of CP (collectively, the "CP Entities"). CAM will provide investment advisory, development, and asset management services necessary to build out, stabilize and manage the Anchor Portfolio, which currently consists primarily of two of the larger transit-oriented, mixed-use developments located on Washington D.C. Metro's Silver Line (Reston Station and Loudoun Station) that are owned by CP Entities and ultimately controlled by Mr. Clemente.

Pursuant to the fee structures set forth in both the 2022 AMA and 2019 AMA, CAM is entitled to receive an annual payment equal to the greater of the "Cost-Plus Fee" or the "Market Rate Fee". The Cost-Plus Fee is equal to the sum of (i) the comprehensive costs incurred by or for providing services to the Anchor Portfolio, (ii) the costs and expenses of the Company related to maintaining the listing of its shares on a securities exchange and complying with regulatory and reporting obligations of

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a public company, and (iii) a fixed annual payment of $1.0 million. The Market Rate Fee calculation is defined in the respective asset management agreements as the sum of the fees detailed in the following table:

Description	2022 AMA	2019 AMA
Asset Management Fee	2.5% of Anchor Portfolio revenue	2.5% of Anchor Portfolio revenue
Entitlement Fee	15% of total re-zoning costs	Encompassed in Development and Construction Fee
Development and Construction Fee	5% of development costs (excluding previously charged Entitlement Fees)	4% of development costs
Property Management Fee	1% of Anchor Portfolio revenue	1% of Anchor Portfolio revenue
Acquisition Fee	1% on first $50 million of purchase price; 0.5% above $50 million	0.5% of purchase price
Disposition Fee	1% on first $50 million of sale price; 0.5% above $50 million	0.5% of sale price

In addition to the annual payment of either the Market Rate Fee or the Cost-Plus Fee, CAM is also entitled on an annual basis to receive certain supplemental fees, as detailed for the respective asset management agreements in the following table:

Description	2022 AMA	2019 AMA
Incentive Fee	When receiving Market Rate Fee: On a mark-to-market basis, equal to 20% of the imputed profit of certain real estate assets comprising the Anchor Portfolio for which a Triggering Event[1] has occurred, after calculating a compounding preferred return of 8% on CP invested capital (the "Market Incentive Fee") When receiving the Cost-Plus Fee: On a mark-to-market basis, an incentive fee equal to 10% of the imputed profit of certain real estate assets comprising the Anchor Portfolio for which a Triggering Event[1] has occurred, after calculating a compounding preferred return of 8% on CP invested capital (the "Base Incentive Fee")	10% of the free cash flow of each of the real estate assets comprising the Anchor Portfolio after calculating a compounding preferred return of 8% on CPRES invested capital
Investment Origination Fee	1% of raised capital	1% of raised capital
Leasing Fee	$1/per sqft. for new leases and $0.50/ per sqft. for lease renewals	$1/ per sqft. for new leases and $0.50/ per sqft. for lease renewals
Loan Origination Fee	1% of any Financing Transaction or other commercially reasonable and mutually agreed upon fee	1% of any Financing Transaction or other commercially reasonable and mutually agreed upon fee

[1] Triggering events are differentiated between operating assets (i.e., those already in service) and assets under development. Operating asset triggering events are scheduled for specific dates, whereas triggering events for assets under development are tied to various metrics that indicate stabilization, such as occupancy and leasing rates.

The 2022 AMA will terminate on January 1, 2035 ("Initial Term") and will automatically renew for successive additional one year terms (each an "Extension Term") unless CP delivers written notice of non-renewal of the 2022 AMA at least 180 days prior to the termination date of the Initial Term or any Extension Term. Twenty-four months after the effective date of the 2022 AMA, CP is entitled to terminate the 2022 AMA without cause upon 180 days advance written notice to CAM. In the event of such a termination and in addition to the payment of any accrued annual fees due and payable as of the termination date under the 2022 AMA, CP is required to pay a termination fee equal to two times the Cost-Plus Fee or Market Rate Fee paid to CAM for the calendar year immediately preceding the termination.

Residential, Commercial, and Parking Property Management Agreements

The Company entered into separate residential property management agreements with properties owned by CP Entities under which the Company receives fees to manage and operate the properties, including tenant communications, leasing of apartment units, rent collections, building maintenance and day-to-day operations, engagement and supervision of contractors and vendors providing services for the buildings, and budget preparation and oversight.

F-23

The Company entered into separate commercial property and parking management agreements with several properties owned by CP Entities under which the Company receives fees to manage and operate the office and retail portions of the properties, including tenant communications, rent collections, building maintenance and day-to-day operations, engagement and supervision of contractors and vendors providing services for the buildings, and budget preparation and oversight. These property management agreements each have initial terms of one year with successive, automatic one-year renewal terms. The Company generally receives base management fees under these agreements based upon a percentage of gross rental revenues for the portions of the buildings being managed in addition to reimbursement of specified expenses, including employment expenses of personnel employed by the Company in the management and operation of each property. Construction Management Agreements The Company has construction management agreements with properties owned by CP Entities under which the Company receives fees to provide certain construction management and supervision services, including construction supervision and management of the buildout of certain tenant premises. The Company receives a flat construction management fee for each engagement under a work authorization based upon the construction management or supervision fee set forth in the applicable tenant’s lease, which fee is generally 1% to 4% of the total costs (or total hard costs) of construction of the tenant’s improvements in its premises, or as otherwise agreed to by the parties. Lease Procurement Agreements The Company has lease procurement agreements with properties owned by CP Entities under which the Company receives certain finders' fees in connection with the procurement of new leases for such properties where an external broker is not engaged on behalf of the CP Entities. Such leasing fees are supplemental to the fees generated from the Company's management agreements referenced above and are generally 1-2% of the future lease payments to be received by the CP Entity from the executed lease. Business Management Agreements On April 30, 2019, CAM entered into a Business Management Agreement with Investors X, whereby CAM provides Investors X with asset and professional services related to the wind down of the Company’s divested homebuilding operations and the continuation of services related to the Company’s divested land development activities. The aggregate fee payable to CAM from Investors X under the Business Management Agreement, which ended on December 31, 2022, was $0.9 million payable in 15 quarterly installments of $0.1 million each. The Company considers Investors X to be a variable interest entity over which it does not have the power to direct activities that most significantly impact economic performance, therefore it is not the primary beneficiary of Investors X and does not have to consolidate the entity into its financial results. (See Note 5 for additional information). On July 1, 2019, CAM entered into a Business Management Agreement (the “BC Management Agreement”) with CPRES, whereby CAM provides CPRES with professional management and consultation services, including, without limitation, consultation on land development and real estate transactions, for a residential community located in Monteverde, Florida. On January 1, 2023, a successor contract for the BC Management Agreement was executed by DCS Real Estate Investments, LC, an entity controlled by a member of CP. The BC Management Agreement is structured in successive renewable one-year terms. The BC Management Agreement provides that DCS Real Estate Investments, LC will pay CAM an annual management fee equal to $0.4 million, payable in equal monthly installments and will reimburse CAM for certain expenses. hT e Hartford In December 2019, the Company made an investment related to the purchase of The Hartford Building ("The Hartford"), a stabilized commercial office building located at 3101 Wilson Boulevard in the Clarendon area of Arlington County, Virginia. In conjunction with the investment, the Company entered into an operating agreement with CP to form Comstock 3101 Wilson, LC, to purchase The Hartford. Pursuant to the operating agreement, the Company held a minority membership interest of The Hartford, and the remaining membership interests of The Hartford are held by CP. In February 2020, the Company, CP and DWF VI 3101 Wilson Member, LLC (“DWF”), an unaffiliated, third party, equity investor in The Hartford, entered into a limited liability company agreement (the “DWC Operating Agreement”) to form DWC 3101 Wilson Venture, LLC (“DWC”) to, among other things, acquire, own and hold all interests in The Hartford. In furtherance thereof, on February 7, 2020, the original operating agreement was amended and restated (the “A&R Operating Agreement”) to memorialize the Company’s and CP’s assignment of 100% of its membership interests in The Hartford to DWC. As a result, DWC is the sole member of The Hartford Owner. The Company and CP, respectively, hold minority membership interests in, and DWF holds the majority membership interest in, DWC. (See Note 5 for addi it onal infor imat )on . F-24

BLVD Forty Four/BLVD Ansel

In October 2021 and March 2022, the Company entered into joint ventures with CP to acquire BLVD Forty Four and BLVD Ansel, respectively, two adjacent mixed-use luxury high-rise apartment buildings located near the Rockville Metro Station in Montgomery County, Maryland. The Company considers BLVD Forty Four and BLVD Ansel to be variable interest entities upon which it exercises significant influence; however, considering key factors such as the Company's ownership interest, participation in policy-making decisions, and oversight of management services by majority equity holders, the Company concluded that the power to direct activities that most significantly impact economic performance is shared. Given that the Company is not the entity most closely associated with the properties, it concluded that it is not the primary beneficiary and does not have a controlling financial interest in either property. (See Note 5 for additional information).

In conjunction with the acquisition of Comstock 41, the Company entered into an amendment to the existing asset management agreement with CP to introduce an acquisition pursuit fee of $0.1 million and contingent entitlement success fee to pursue potential relocation of moderately-priced dwelling units ("MPDUs") from BLVD Forty Four to Comstock 41. The acquisition pursuit fee was earned and recognized as revenue for the year ended December 31, 2023, upon the completion of the Comstock 41 acquisition. The entitlement success fee, if earned, will equal 25% of the economic value created by the relocation of the MPDUs (subject to reasonable agreed upon changes at the time of the calculation) and due upon approval of a finalized amendment to the existing project development plan by local government agencies. (See Note 5 for additional information).

Corporate Leases

On November 1, 2020, the Company relocated its corporate headquarters to office space located at 1900 Reston Metro Plaza in Reston, Virginia, pursuant to a ten-year lease agreement with an affiliate controlled and owned by Christopher Clemente, its Chief Executive Officer, and his family. On November 1, 2022, the Company executed a 3,778 square foot lease expansion agreement with terms that align with the original agreement. (See Note 6 for additional information).

On January 1, 2022, ParkX Management, LC, a subsidiary of the Company, entered into a five-year lease agreement for its parking operations monitoring center with an affiliate controlled and owned by Mr. Clemente and his family. (See Note 6 for additional information).

Series C Preferred Stock Redemption

On June 13, 2022, the Company entered into the SEPA with CPRES, pursuant to which the Company acquired from CPRES all outstanding shares of its non-convertible and non-redeemable Series C preferred stock at a significant discount to carrying value. (See Note 10 for additional information).

15. Employee Benefit Plans

The Company maintains defined contribution plans covering all full-time employees of the Company who have 90 days of service and are at least 21 years old. An eligible employee may elect to make a before-tax contribution of between 1% and 90% of his or her compensation through payroll deductions, not to exceed the annual limit set by law. The Company currently matches the first 3% of participant contributions limited to 3% of a participant's gross compensation (maximum Company match is 4%). The combined total expense for this plan was $0.6 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.

In addition, the Company adopted a non-qualified deferred compensation plan ("NQDC Plan") in November 2023. The NQDC Plan allows certain eligible employees to defer, on a pre-tax basis, a portion of their base annual salary and/or their annual bonus and earn tax-deferred earnings on these deferrals. The NQDC Plan also provides for matching Company contributions that vest over a three-year period. In the NQDC Plan, a participant's deferrals, together with Company matching credits, are "invested" at the direction of the employee in a hypothetical portfolio of investments which are tracked by an administrator. The Company, through a broker partner affiliated with the NQDC Plan administrator, directly funds investments that are meant to correlate with participant-directed hypothetical investments in stock and bond mutual funds in an effort to directly provide for its future NQDC Plan liabilities. NQDC Plan assets and liabilities are marked-to-market each quarter. Fair value changes to NQDC Plan liabilities are recorded as a benefit plan-related operating expense and the net investment income (loss) from NQDC Plan assets is recorded as other income (expense) in our condensed consolidated statements of income. As of December 31, 2023, total NQDC plan assets and liabilities were $0.1 million and 0.1 million, respectively. For the year ended December 31, 2023, there were no distributions from the Company's NQDC Plan.

F-25

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of December 31, 2023. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.

We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Limitations on the Effectiveness of Controls

We do not expect that our disclosure controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only assurance, at the reasonable assurance level, that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Changes in Internal Control Over Financial Reporting

No change has occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during our last fiscal quarter ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The certifications of our principal executive officer and principal financial officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Exchange Act are filed with this Annual Report on Form 10-K as Exhibits 31.1 and 31.2. The certifications of our principal executive officer and principal financial officer pursuant to 18 U.S.C.1350 are furnished with this Annual Report on Form 10-K as Exhibit 32.1.

Item 9B. Other Information

None.

18

PART III The information required by Items 10 through 14 of this section is incorporated herein by reference to the definitive proxy statement for our 2024 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A of the Exchange Act within 120 days after the close of our fiscal year-end. These items include: • Item 10. Directors, Executive Officers and Corporate Governance • Item 11. Executive Compensation • Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters • Item 13. Certain Relationships and Related Transactions, and Director Independence • Item 14. Principal Accountant Fees and Services 19

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. **Consolidated Financial Statements**

   See Index to Consolidated Financial Statements in Part II, Item 8 of this report.

2. **Financial Statement Schedules**

   Financial statement schedules have been omitted because they are not applicable, or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. **Exhibits**

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation	10-Q	3.1	November 16, 2015
3.2	Amended and Restated Bylaws	10-K	3.2	March 31, 2005
3.3	Certificate of Designation of Series C Non-Convertible Preferred Stock of Comstock Holding Companies, Inc., filed with the Secretary of the State of Delaware on March 22, 2017	8-K	3.1	March 28, 2017
3.4	Certificate of Amendment of Certificate of Designation of Series C Non-Convertible Preferred Stock of Comstock Holding Companies, Inc. filed with the Secretary of State of the State of Delaware on February 15, 2019	8-K	3.2	February 19, 2019
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Comstock Holding Companies, Inc.	8-K	3.1	February 19, 2019
4.1	Specimen Stock Certificate	S-1	4.1	August 13, 2004
4.2	Description of Capital Stock	10-K	4.2	March 31, 2022
10.1	Form of Indemnification Agreement	S-1/A	10.10	December 7, 2004
10.2+	2004 Long-Term Incentive Compensation Plan	S-1/A	10.12	December 7, 2004
10.3+	Form of Stock Option Agreement under the 2004 Long-Term Incentive Compensation Plan	S-1/A	10.13	December 7, 2004
10.4	Trademark License Agreement	S-1/A	10.23	December 7, 2004
10.5	Form of warrant issued in connection with private placement by Comstock Growth Fund, L.C.	10-K	10.91	April 14, 2015
10.6	Section 382 Rights Agreement between Comstock Holding Companies, Inc. and American Stock Transfer & Trust Company, LLC dated March 27, 2015	8-K	4.1	March 27, 2015
10.7	Form of Subscription Agreement and Operating Agreement dated August 15, 2016, between Comstock Investors X, L.C. and [-], with accompanying Schedule A identifying subscribers	10-Q	10.99	November 14, 2016
10.8	Amendment to the Operating Agreement, dated October 13, 2017, between Comstock Investors X, L.C. and CP Real Estate Services, LC (formerly Comstock Development Services, LC)	10-Q	10.62	November 16, 2017
10.9+	Comstock Holding Companies, Inc. 2019 Omnibus Incentive Plan	DEF 14A	Annex B	January 22, 2019

20

10.10+	Form of Time-Based Restricted Stock Unit Agreement under the 2019 Omnibus Incentive Plan	10-K	10.26	April 15, 2020
10.11+	Form of Performance Based Restricted Stock Unit Agreement under the 2019 Omnibus Incentive Plan	10-K	10.27	April 15, 2020
10.12	Revolving Capital Line of Credit Agreement dated March 19, 2020, Comstock Holding Companies, Inc. and CP Real Estate Services, LC (formerly Comstock Development Services, LC)	10-Q	10.29	May 28, 2020
10.13	Promissory Note dated March 27, 2020, between Comstock Holding Companies, Inc. and CP Real Estate Services, LC (formerly Comstock Development Services, LC)	10-Q	10.30	May 28, 2020
10.14+	Amended and Restated Employment Agreement dated April 27, 2020, between Comstock Holding Companies, Inc. and Christopher Clemente	10-Q	10.2	August 14, 2020
10.15	Amended and Restated Limited Liability Company Agreement of Comstock 3101 Wilson, LC dated February 7, 2020	10-Q	10.3	August 14, 2020
10.16	Deed of Lease dated November 1, 2020, between CRS Plaza I, LC and Comstock Holding Companies, Inc.	10-K	10.32	March 31, 2021
10.17	Business Management Agreement dated July 1, 2019 by and between CHCI Asset Management, L.C. (formerly CDS Asset Management, L.C) and CP Real Estate Services, LC (formerly Comstock Development Services, LC)	10-K	10.22	March 31, 2022
10.18	Operating Agreement of Comstock 44 Maryland, L C dated October 20, 2021.	10-K	10.30	March 31, 2022
10.19+	Consultant Agreement dated November 3, 2021, by and between Comstock Holding Companies, Inc. and Ivy Zelman.	10-K	10.31	March 31, 2022
10.20	Deed of Lease dated January 1, 2022, by and between Comstock Reston Station Holdings, LC and ParkX Management, LC	10-Q	10.1	May 16, 2022
10.21	Limited Liability Company Operating Agreement of Comstock 33 Monroe Holdings, LC dated March 21, 2022	10-Q	10.2	May 16, 2022
10.22	Asset Purchase Agreement dated March 31, 2022, among Comstock Holding Companies, Inc., Comstock Environmental Services, LLC and August Mack Environmental, Inc.	10-Q	10.3	May 16, 2022
10.23	Master Asset Management Agreement between Comstock Partners, LC and CHCI Asset Management, LC, dated June 13, 2022	10-Q	10.1	August 15, 2022
10.24	Share Exchange and Purchase Agreement between Comstock Holding Companies, Inc. and CP Real Estate Services, L.C., dated June 13, 2022	10-Q	10.2	August 15, 2022
10.25*	Purchase and Sale Agreement among Comstock Holding Companies, Inc. and Comstock 41 Maryland, LLC, dated August 31, 2023			
10.26*	Success Fee Agreement among Comstock 41 Maryland, LLC, CHCI Asset Management, LC, and Comstock 44 Maryland, LC, dated November 10, 2023			
14.1	Code of Ethics	10-K	14.1	March 31, 2005
21.1*	List of subsidiaries			
23.1*	Consent of Grant Thornton, LLP			
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002			

21

31.2* Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002 32.1* Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002 97* Executive Compensation Recoupment Policy 101.INS* Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. 101.SCH* Inline XBRL Taxonomy Extension Schema Document 101.CAL* Inline XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF* Inline XBRL Taxonomy Extension Definition Linkbase Document 101.LAB* Inline XBRL Taxonomy Extension Label Linkbase Document 101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document 104* Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) * Filed herewith + Management contracts, compensatory plans, or arrangements Item 16. 10-K Summary None. 22

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. COMSTOCK HOLDING COMPANIES, INC. Date: March 21, 2024 By: /s/ CHRISTOPHER CLEMENTE Christopher Clemente Chairman and Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated. SIGNATURE TITLE DATE /s/ CHRISTOPHER CLEMENTE Chairman of the Board of Directors and March 21, 2024 Christopher Clemente Chief Executive Officer (Principal Executive Officer) /s/ CHRISTOPHER GUTHRIE Chief Financial Officer March 21, 2024 Christopher Guthrie (Principal Financial Officer and Principal Accounting Officer) /s/ DAVID M. GUERNSEY Director March 21, 2024 David M. Guernsey /s/ THOMAS J. HOLLY Director March 21, 2024 Thomas J. Holly /s/ JAMES A. MACCUTCHEON Director March 21, 2024 James A. MacCutcheon /s/ ROBERT P. PINCUS Director March 21, 2024 Robert P. Pincus /s/ SOCRATES VERSES Director March 21, 2024 Socrates Verses /s/ IVY ZELMAN Director March 21, 2024 Ivy Zelman 23

LEADERSHIP TEAM

Christopher Clemente
Chairman & CEO

Timothy J. Steffan
Chief Operating Officer

Michael Gualtieri
Chief Accounting Officer

Tracy Schar
Chief Marketing Officer

James Mandich
VP and Controller

Chris Facas
Senior VP of Commercial Real Estate Services

Mike Daugard
Senior VP of Acquisition

Christopher M. Guthrie
Chief Financial Officer & Executive VP

Jubal R. Thompson
General Counsel & Executive VP-Investments

John Harrison
Executive VP of Development

Paul Schwartz
Senior VP of Human Resources

Dylan Clemente
President of ParkX Management

Kristoffer Green
VP of Residential Property Management

BOARD OF DIRECTORS

Christopher Clemente
Chairman & CEO

Thomas J. Holly
Director

David P. Paul
Director

Socrates Verses
Director

David M. Guernsey
Director

James A. MacCutcheon
Director

Robert P. Pincus
Director

Ivy Zelman
Director

KEY INFORMATION

Annual Meeting
June 12, 2024 (9:00 a.m. ET)
1900 Reston Metro Plaza
2nd Floor Conference Center
Reston, Virginia 20190

Transfer Agent and Registrar
Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

Comstock Shares
The shares of Comstock Holding Companies, Inc. are traded on the Nasdaq Capital Market under the symbol **CHCI**.

Independent Registered Public Accounting Firm
Grant Thornton LLP
1000 Wilson Boulevard, #1500
Arlington, VA 22209

Non-GAAP Financial Measures

This annual report makes reference to Adjusted EBITDA, which is a non-GAAP financial measure. For a reconciliation of this measure to the most directly comparable GAAP measure, please see the "Non-GAAP Financial Measures" section contained in the Company's most recent Form10-K that is included within this annual report. The "Non-GAAP Financial Measures" section also contains a discussion of how we use these non-GAAP financial measures, why we present them to investors, and their material limitations.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of federal securities laws. See the discussion under "Forward-Looking Statements" in our Form 10-K for matters to be considered in this regard which are incorporated into our full Annual Report by reference. All data contained in this Annual Report is as of December 31, 2023, unless otherwise noted.

Form 10-K

Additional copies of the Company's Annual Report on Form 10-K are available from the Company at no charge. Requests should be directed to the Company's corporate headquarters, attention Corporate Secretary.

On the Internet

Investors may visit the Company's website at www.comstock.com for additional information, including press releases, financial results, investor presentations, SEC filings, and more.

COMSTOCK HOLDING COMPANIES, INC. 1900 Reston Metro Plaza, 10th Floor Reston, Virginia 20190 703.230.1985 | comstock.com Nasdaq: CHCI